Form 20-F
period 2003-12-31
PMI VENTURES LTD
filed 2004-06-29
CIK 1222108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from ____ to ______

Commission File Number: 0-1222108

PMI VENTURES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or Organization)

Suite 511 – 475 Howe Street, Vancouver, British Columbia V6C 2T8
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of June 22, 2004: 23,475,396 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes: ☒ No: ☐

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☒ Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court Yes: ☐ No: ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Annual Report all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of PMI Ventures Ltd.

In this document, all references to "SEC" refer to the United States Securities and Exchange Commission. The Company’s reporting currency is the Canadian dollar. References to"$", "Cdn Dollars", or “Cdn$” are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Measurement Conversion Information

In this Annual Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

Imperial Measure	Metric Unit	Imperial Measure	Metric Unit
1 mile	1.609 kilometres	2,204 pounds	1 tonne
1 yard	0.9144 metre	2,000 pounds/1 short ton	0.907 tonnes
1 acre	0.405 hectare	1 troy ounce	31.103 grams
1 US gallon	3.785 litres	1 imperial gallon	4.546 litres

Forward Looking Statements

This Annual Report includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

GEOLOGIC TIME

The geological history of the earth is divided into Periods and sub-divided into Eras, based on ages as outlined below:

Number of Years
Name of Period	Name of Era	before Present
(Millions)
Quaternary	Holocene	0 to 0.4
	Pleistocene	0.4 to 1.8
Tertiary	Pliocene	1.8 to 5.0
	Miocene	5.0 to 24
	Oligocene	24 to 38
	Eocene	38 to 56
	Paleocene	56 to 66
Mesozoic	Cretaceous	66 to 140
	Jurassic	140 to 200
	Triassic	200 to 250
Paleozoic	Permian	250 to 290
	Carboniferous	290 to 365
	Devonian	365 to 405
	Silurian	405 to 425
	Ordovician	425 to 500
	Cambrian	500 to 570
Precambrian	Precambrian	> 570

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Report:

“Disseminated” or “dissemination”	is a descriptive term referring to mineral grains, which are scattered evenly throughout a rock

“Geological Time”	that is recorded in the succession of rocks

“Indicated Mineral Resource”
is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

“Inferred Mineral Resource”
is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“Measured Mineral Resource”
is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

“Metallurgy”	is the science and art of extraction of metals from their ores and preparing them for use

“Mineral Resource”
is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge

“Mineralization”	is the process by which minerals are introduced and concentrated within a host rock, and the product of this process

“National Instrument 43-101”	is an instrument made under the Securities Act of British Columbia for standards of disclosure for mineral projects

GLOSSARY OF NON-MINING TERMS

In this Annual Report, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

“Act”	means the Securities Exchange Act of 1934

“affiliate”	has the meaning ascribed thereto in the Securities Act (British Columbia), as amended

“BC Act”	means the Business Corporations Act (British Columbia), as amended

“Common Shares”	means the common shares in the capital of the Company as presently constituted

“Exchange”	means the TSX Venture Exchange of Toronto, Ontario, Canada

PART I

Item 1.     IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.     KEY INFORMATION

A.     Selected Financial Data

Currency Exchange Rate Information:

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	2003	2002	2001	2000	1999
High	$1.5747	$1.6003	$1.6034	$1.5583	$1.5475
Low	$1.3484	$1.5593	$1.4935	$1.4318	$1.4420
Average for Period	$1.4615	$1.5597	$1.5494	$1.4854	$1.4857
End of Period	$1.3484	$1.5593	$1.5928	$1.4995	$1.4433

The exchange rate on June 22, 2004 was $1.3616.

The high and low exchange rates for the most recent six months are as follows:

	Dec 2003	Jan 2004	Feb 2004	March 2004	April 2004	May 2004
High	1.3292	1.3380	1.3432	1.3476	1.3707	1.3968
Low	1.2924	1.2236	1.3102	1.3079	1.3093	1.3448

Financial Information

The following table sets forth, for the periods indicated, selected financial and operating data for the Company which information was derived from the audited financial statements of the Company which are included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management’s knowledge, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The year end Financial Statements of the Company have been audited by Davidson & Company, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the Financial Statements of the Company.

	Year Ending December 31
	2003	2002	2001	2000
Amounts in Accordance with
Canadian GAAP (presented in
Canadian dollars):	$17,637	$11,188	$5,343	$6,192
Income	$4,634,113	$189,600	$378,953	($141,204)
Total Assets	$2,220,161	$161,740	($55,116)	$4,043,780
Net working capital	4,388,590	$165,362	($33,346)	($141,204)
Shareholders’ equity	($1,018,341)	($506,134)	($107,768)	$314,668
Loss from operations
Loss per share (basic and
diluted)	($0.07)	($0.09)	($0.04)	$0.11
Weighted average number of
common shares outstanding
basic and diluted)	14,627,645	5,742,082	2,840,718	2,828,390
Amounts in Accordance with
U.S. GAAP (presented in
Canadian dollars):	$2,526,223	$189,600	$378,953	$6,192
Total assets	$2,220,161	$161,740	$55,116	($141,204)
Net working capital	$2,280,700	$165,362	($33,346)	$4,043,780
Shareholders’ equity	($3,126,231)	($594,471)	($114,012)	($141,204)
Net Loss
Loss per share (basic and
diluted)	($0.21)	($0.10)	($0.04)	$0.11
Weighted average number of
common shares outstanding
(basic and diluted)	14,565,562	5,679,999	2,778,635	2,766,306

B.     Capitalization and Indebtedness

Not Applicable.

C.     Reasons for Offer

Not Applicable.

D.     Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1) The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2) The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(3) In order to explore its mineral properties the Company will need additional financing, failing which the Company could go out of business

If the Company wishes to retain its mineral properties, or participate in additional mineral exploration programs, it would need to raise additional financing. There is no assurance that such financing will be available on terms acceptable to the Company or at all. Failure to generate additional funds could result in the Company going out of business.

(4) The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

As none of the Company’s mineral properties currently have ore reserves the Company has no revenues from operations. The Company has limited financial resources. The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments for the next 12 months will be met from the Company’s working capital which as at June 8, 2004 was $453,145 and from additional financing efforts. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

  ability to locate a profitable mineral property;
  ability to generate revenues; and
  ability to reduce exploration costs.

Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the holding and exploration of the Company’s mineral properties. The Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company does not plan on entering into any debt obligations in the next twelve months.

(5) The possibility of any of the Company’s mineral properties ever having ore reserves is extremely remote

The Company has no known ore reserves. The possibility of any of the Company’s mineral properties ever having ore reserves is extremely remote and any funds spent on exploration will probably be lost. The Company’s success depends upon finding and developing an ore reserve. If the Company does not find an ore reserve containing gold, precious or non-precious metals, either because it does not have the money to do so or because it is not economically feasible to do it, the Company will cease operations.

(6) The Company’s mineral properties are in a foreign country and as such the Company’s business may be exposed to various levels of political, economic and other risks and uncertainties

The Company’s mineral properties are located in Ghana, West Africa. As the Company’s business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest. Ghana’s status as a developing country may make it more difficult for the Company to obtain any required exploration financing for its project.

Changes, if any, in mining or investment policies or shifts in political attitude in Ghana may adversely affect the Company’s operations. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalisation, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

(7) As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

(8) The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself

The mineral exploitation industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital. As the Company is in the exploration stage, the above factors have had no material impact on current operations.

(9) Substantial expenditures are required to be made by the Company to establish ore reserves and the Company may not either discover minerals in sufficient quantities or grade or may not have the necessary funds required

Substantial expenditures are required to establish ore reserves through drilling. Although substantial benefits may be derived from the discovery of a major mineralized deposit, the Company may not discover minerals in sufficient quantities or grades to justify commercial operation or that the funds required for development may not be obtained on a timely basis. Estimates of reserves and mineral deposits can also be affected by such factors as environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

(10) Currency fluctuations of the Canadian dollar may affect the Company’s financial position

The Company presently maintains its accounts in Canadian dollars. The Company’s future operations may make the Company subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results. While, at present, monetary inflation in Ghana is relatively low, in past years the exchange value of the Ghanaian cedis has been subject to significant inflation. The Company has not in the past engaged in hedging activities.

(11) The Company does not presently have insurance covering any of its mineral properties and as a consequence could incur considerable costs

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance covering any of its mining properties and does not presently intend to obtain liability insurance. As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(12) The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company’s mineral properties may be affected

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with options to acquire an interest in its mining properties and has conducted its own investigation of legal title to each such property, the mining properties may be subject to undetected defects.

(15) The price of gold has fluctuated widely in recent years and may adversely affect the economic viability of the Company’s mineral property

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of gold and other precious and non-precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of gold, base and precious metals and therefore the economic viability of the Company’s mineral property cannot be accurately predicted.

(16) The Company’s future performance is dependent on key personnel The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of the board of directors.

(17) No dividends declared or any likely to be declared in the future

The Company has not declared any dividends and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(18) The possible issuance of additional shares may impact the value of the Company stock

The Company is authorized to issue up to 100,000,000 shares of common stock without par value. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(19) Forward Looking Statements

This Annual Report includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, gold prices and other metals, technology and exploration hazards.

(20) Conflicts of Interest of certain directors and officers of the Company

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.

(21) The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and futures share issuance. There is a limited market for the Company’s common stock in the United States

No assurance can be given that a market for the Company’s common stock will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)
prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

ITEM 4.     INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated by registration of its Memorandum and Articles under the BC Act on June 31, 1978 under the name “Denar Mines Ltd.”. Effective August 31st, 1987, the Company changed its name from “Denar Mines Ltd.” to “International Sinabarb Industries Ltd.”. On October 15th 1990, the Company changed its name to “Primero Industries Ltd.”. On June 27th 2001, the Company consolidated its shares on a five old for one new basis and changed its name to “PMI Ventures Ltd.”.

The head office of the Company is located at 511 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3 and consists of 1,132 sq. feet. The Company has entered into a lease agreement that expires on January 1, 2006 at a cost of approximately $2,221 per month with a renewal option. The Company’s telephone number is (604) 682-8089. The registered office of the Company is located at 1100 – 888 Dunsmuir St., Vancouver, British Columbia, V6C 3K4.

The Company is a reporting issuer in the United States and the Provinces of British Columbia, Alberta and Ontario, Canada. The Company’s common stock has been listed for trading on the TSX Venture Exchange (the “Exchange”) for over 10 years under the symbol “PMI”. See “Listing Details and Markets”.

B. Business Overview

The Company is currently engaged in the acquisition and exploration of natural resource properties and currently has, pursuant to a letter agreement dated November 2002 (the “Letter Agreement”) with Goknet Mining Company Limited, a privately held Ghanaian corporation (“Goknet”), the right to acquire up to 85% of Goknet’s interest in eight exploration concessions/applications/options within the Asankrangwa Gold Belt of Southwest Ghana (the “Goknet Properties”). These prospects and properties lie within an area approximately 50 km by 10 km and comprise approximately 400 sq. km.

The mineral properties of the Company are currently in the exploration stage without any known reserves. The Company’s primary objective is to explore and develop its existing mineral properties. Its secondary objective is to locate, evaluate and acquire other mineral properties and to finance their exploration either through equity financing, by way of joint venture, option agreements or through a combination of both.

Three Year History

In 1999 the Company filed an assignment in bankruptcy under the Bankruptcy Act (Canada) in order to resolve and quantify claims to various creditors. This action was undertaken as a first step in the reorganization of the Company’s affairs.

Year 2000

The Company spent the year reorganizing its financial affairs.

In early 2000, the Company made a proposal to its creditors under the Bankruptcy Act (Canada) to settle all of the creditors’ claims against the Company in exchange for a dividend of $0.26 on the dollar. This proposal was accepted by the creditors and settlement was approved by the court on March 23, 2000. The funds were dispersed to the creditors on April 18, 2000. To facilitate this settlement, a director loaned the Company $50,000 on a non-interest bearing basis.

Year 2001

The Company spent most of the year finalizing its reorganization plans.

During June, April and May 2001, the Company entered into agreements with certain investors to borrow $605,200 to enable the reorganization of the Company. Shareholder approval to the reorganization was received on May 25, 2001 at the Company’s Annual General Meeting. On September 21, 2001, these loans were converted to convertible promissory notes in the principal amount of $605,200 with 6,052,000 detachable share purchase warrants. The Company issued units consisting of convertible notes in the aggregate principal amount of $605,200 together with 6,052,000 detachable share purchase warrants. The notes are non-interest bearing and mature on September 21, 2003. The holders of the convertible notes have the option to convert the notes into common shares of the Company at a conversion price of $0.10 per share until September 21, 2002 and at $0.15 per share from September 22, 2002 until September 21, 2003.

As part of its reorganization, on March 27, 2001, the Company changed its name from Primero Industries Ltd. to PMI Ventures Ltd. and consolidated its share capital on a 5:1 basis. On February 1, 2001, the Company entered into a farm-out letter agreement with Omax Resources Ltd. of Vancouver, British Columbia, Canada whereby the Company was granted an option to acquire a 60% interest in an oil and gas lease in Little Bow, Alberta. Pursuant to this agreement, the Company agreed to pay 100% of the drilling and abandonment or the drilling, completion and tie-in costs for taking of production from the well.

Year 2002

For the majority of 2002, the Company’s principal business activity continued to be the exploration and development of oil and gas properties. However, in the last quarter of the fiscal year the Company entered into negotiations and on November 22, 2002 executed the Letter Agreement with Goknet to enter into an option and joint venture agreement to further develop the Goknet Properties, located in Ghana, West Africa. The signing of this agreement signalled a change in direction for the Company, a move from oil and gas to mineral exploration.

On November 6, 2002, Mr. Arthur Fisher was appointed President of the Company and joined the Company’s Board of Directors. Mr. Fisher replaced Mr. Laurie Sadler as President of the Company.

Mr. Navtej S. Purewal resigned as a director of the Company on November 6, 2002.

Year 2003

On April 2, 2003, the Company completed a private placement of 1,699,845 Units to raise proceeds of $1,104,900. Each unit consisted of one common share of the Company and one share purchase warrant entitling the warrant holder to acquire one additional share of the Company for a period of one year at a price of $0.85 per share. The funds were raised to be used for exploration expenditures on the Goknet Properties and for general working capital purposes.

On May 23, 2003, the Company granted 1,205,000 common stock options to its directors and employees. The options will expire on May 23, 2008 and have an exercise price of $0.70 per share.

On May 28, 2003, the Company granted 100,000 common stock options to its employees. The options will expire on August 28, 2008 and have an exercise price of $0.70 per share.

On October 27, 2003, the Company closed two private placements. The first placement, announced on August 22, 2003, consisted of 4,444,444 Units, raised gross proceeds of $2,000,000. A finder’s fee of $72,000 plus 300,000 share purchase warrants exercisable at $0.70 per share in the first year and at $1.00 per share in the second year was paid in connection with this private placement. A second placement, announced August 28, 2003, consisted of 1,090,385 Units and raised gross proceeds of $567,000. A finder’s fee of $40,000 plus 144,231 share purchase warrants exercisable at $0.70 per share in the first year and at $1.00 per share in the second year was paid in connection with this second placement. For both placements, each Unit consists of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at $1.00 in the second year. The funds were raised to be used for exploration expenditures on the Goknet Properties and for general working capital purposes.

On October 28, 2003, the Company granted 360,000 common stock options to its employees. The options will expire on October 28, 2008 and have an exercise price of $0.70 per share.

On October 27, 2003, the Company commenced a 5,000 metre drilling program on the Goknet Properties.

On November 17, 2003, the Company received initial results from its 5,000 metre drilling program.

On December 2, 2003, the Company received additional assay results from its 5,000 metre drilling program.

2004 to date

On January 5, 2004, the Company received final results from its 5,000 metre drilling program.

On January 26, 2004, Laurie Sadler was appointed the interim President of the Company due to the untimely passing of Arthur Fisher.

On February 9, 2004, the Company commenced a next phase 2,000 metre drilling program and 80 line kilometres of deep sensing 3D IP geophysical surveys on the Goknet Properties.

On February 16, 2004, Mr. Marc Prefontaine was appointed to the Company’s Board of Directors.

On February 23, 2004, the Company granted 350,000 common stock options to its directors and consultants. The options will expire on February 23, 2009 and have an exercise price of $0.56 per share. In addition the Company cancelled 318,000 stock options.

On April 7, 2004, the Company received assay results from its initial 742 metres of the 2,000 metre drilling program.

On April 8, 2004, the Company announced a best-efforts brokered private placement of 2,727,273 Units of the Company at a price of $0.55 per Unit to raise gross proceeds of $1,500,000. Each Unit will consist of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.75 per share. The financing was cancelled due to unfavourable market conditions.

On May 6, 2004, the Company completed the buyout of the Fromenda Concession one of eight concessions that comprise the Goknet Properties. Final consideration paid was US$229,000.

On June 8, 2004, Douglas MacQuarrie, formerly the Vice President of Exploration for the Company, was appointed as a Director and President, replacing Mr. Laurie Sadler who resigned both positions.

On June 15, 2004, the Company completed the buyout of the Gemap Concession one of eight concessions that comprise the Goknet Properties. Final consideration paid was US$50,000.

On June 22, 2004, the Company announced a best-efforts brokered private placement of 3,571,429 Units of the Company at a price of $0.28 per Unit to raise gross proceeds of $1,000,000. Each Unit will consist of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.35 per share. To date the financing has not closed.

C. Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence:

D. Property, Plant and Equipment

Pursuant to the Letter Agreement the Company has an option to acquire an 85% interest in the Goknet Properties. See “Property Ownership” for details of the Letter Agreement.

Under the Letter Agreement the Company was granted an option to acquire an 85% interest in the Goknet Properties. In consideration of the grant of the option, the Company agreed to pay Goknet cash consideration of US$260,000 over three years and issue to Goknet a total of 3,000,000 of the Company's common shares in staged payments: (i) $90,000 and 500,000 common shares on the Exchange acceptance (the “Approval”); (ii) US$100,000 and 500,000 common shares on or before the second anniversary of the Approval; (iii) US$100,000 and 750,000 common shares on or before the second anniversary of the Approval; and 1,250,000 common shares on or before the third anniversary of the Approval. The Company will also be required to complete the following exploration expenditures on the Goknet Properties: (i) US$500,000 by the first anniversary of the Approval; (ii) US$1,000,000 by the second anniversary of the Approval; (iii) US$1,500,000 by the third anniversary of the Approval.

Goknet is a Ghanaian limited liability corporation formed and incorporated on April 27, 2001 with an office at #1 Switchback Crescent, Cantonments, Accra, Ghana. The directors of Goknet are G.O. Kesse, Thomas Ennison, and Douglas MacQuarrie.

The Company received Exchange Approval of the transaction on January 17, 2003.

E. Property Description and Location

The information in this Annual Report with respect to the Goknet Properties is derived from a Technical Report entitled “Technical Evaluation Report on the Asankrangwa Gold Belt of Ghana, West Africa” written by E.D. Black, M.Sc., P.Eng., an independent Consulting Geologist and dated October 28, 2002.

The Goknet Properties include eight (8) concessions/applications/options in the south western portion of Ghana along the axis of the Asankrangwa Gold Belt. Local staging point is the town of Dunkwa, approximately 200 km by road northwest of Accra. A summary of the concessions and applications comprising the Goknet Properties is listed in the following table:

Concession	Area	Ownership	Current Status vv Goknet
	(sq. km)		(maximum interest %)

Gyagyatreso	10.95	Switchback Mining Co.	Optioned	90%
Nkronua	24.97	Switchback Mining Co.	Optioned	90%
Fromenda	21.53	Adansi Gold (Gh)	100% interest	100%
Diaso	120.8	Adansi Gold (Gh)	Application	100%
Amuabaka	28.86	Switchback Mining Co.	Optioned	90%
Gemap	57.12	Adansi Gold (Gh)	100% interest	100%
EJT #1	37.96	EJT Exploration Ltd.	Optioned	100%
Goknet#1	81.04	Goynet Mining Co. Ltd.	Optioned	100%
Total	383.23

There can be no assurances that the Company will be successful in obtaining licenses for each of the areas for which it has made application.

Accessibility & Local Resources

The Goknet Properties are situated in the southwest part of Ghana, West Africa. Accra, the seacoast capital of Ghana, is a city with a population of approximately one million people, serviced daily by air from major European centers, including London, Amsterdam, Frankfurt and Rome.

The Goknet Properties are mostly contiguous and lie along the 150-km long northeasterly-trending Asankrangwa Gold Belt, centered by the village of Diaso. Diaso is approximately 50 km northwest by partially paved highway from the local staging point, Dunkwa, which, in turn, is approximately 200 km northwest of Accra.

The concessions are accessible by the all weather Dunkwa - Diaso motor road. Diaso, the largest town within the concession, has two trunk roads connecting to Bibiani and Sefwi Bekwai. A railway line running from Dunkwa to Awaso passes through the southern sector of the concession. The northern section is accessible via the main Dunkwa to Kumasi highway to the Bekwai junction, and then 37 km along the Obotan mine road, and finally along a 3rd class road 12 km. Other parts of the concessions can be easily reached by footpaths and farm tracks. In addition to Diaso, Manso, Juabo, Ntom, Agona, Moadaso and Afiefiso are large towns within the area.

Physiography

The concession area generally displays moderate relief, the highest elevation being 266m above mean sea level in the south-western area, with moderate to steep slopes. The major streams draining the area are the Ankobra river in the west and the Ofin river in the east, with numerous tributaries displaying a mature, dendritic drainage pattern.

The vegetation is mainly of the tropical rain forest type, which, with the exception of a small area of national Forest Reserves, has been actively farmed and form less densely wooded secondary forest. The concession area supports large cocoa farms and palm plantations as well as subsistence food crops such as plantain, maize and cassava.

The relative humidity is usually high. Two rainy seasons are experienced in the area - a major one from March to July followed by a minor one from September to October. The annual rainfall is in the range of 1500 - 2000 mm and the minimum and maximum temperatures are about 220 C and 360 C, respectively, with an average annual temperature of about 290 C.

Regional Geology

Ghana occupies the south eastern lobe of the Man Precambrian Shield and comprises a bedrock sequence of five north easterly trending, isoclinally folded, Proterozoic meta-sediment and meta-volcanic troughs of Upper Birimian age (2.17 Ba), with four intervening anticlinoria of meta-sediments and minor meta-volcanics, of Lower Birimian age (2.18 Ba). Locally, the former are, at times, overlain by Tarkwaian sandstones and conglomerates. This “younger” sequence lies unconformably upon a complex of intensely folded, faulted and granite intruded Archean basement.

Structurally, northeast oriented corrugated folding and thrust faulting predominates, crossed indiscriminately by north-south diabase dykes and east-west structural elements.

Exploration History and Mineralization

The concession area has been mined by local artisanal miners over the centuries. Significant gold production has been recorded from the alluvial dredges which worked the Ofin river – just to the east of the concessions. More recently, gold production has come from Resolute Amansies’ Obotan Mine, a recently closed 5,000 ton per day open-cut milling operation. Obotan is located 25 km north east of Diaso, along the strike of the regional geology and the concession outline.

Gold mineralization in the Asankrangwa gold belt is associated with pyrite, arsenopyrite, graphite and quartz in close proximity with northeast trending structures. Ore grade gold deposits occur along fractured, brecciated and silica invaded parts of the shear zones, which tend to parallel the Birimian fold structures; or as disseminated “stockwork” type gold deposits in favourable greywackes in and adjacent to the shear zones.

Since 1992, many of the concessions currently held by Goknet were worked by other companies with total estimated expenditures of US$9 million. Previous work consisted of over 35,000 soil samples; 115 trenchs; ground and airborne geophysics; and 27,000 metres of drilling in 559 short drill holes.

Previous best drill intersections were: 24 metres @ 5.1 g/t gold; 23 metres @ 5.65 g/t gold; 4 metres @ 27.0 g/t gold; and 9 metres @ 12.0 g/t gold. The most significant gold mineralization was noted on the Fromenda concession in the Grid “B” area, and an additional 10 target areas have been outlined elsewhere on the concessions based on the above work programs.

Legislative Overview

The legislative framework for mining in Ghana is laid down in the Minerals and Mining Law, 1986, PNDCL 153 (Law 153) as amended by the Minerals and Mining Amendment Act 1993, Act 475 (Act 475) and modified by the provisions of the Constitution of 1993 (the “Constitution”). Within this legal framework, the State is the owner of all minerals occurring in their natural state within Ghana's land and sea territory, including its exclusive economic zone. All minerals in Ghana are vested in the President on behalf of and in trust for the people of Ghana. Thus, regardless of who owns the land upon or under which minerals are situated, the exercise of any mineral right requires, by law, a licence to be granted by the Minister for Mines (the “Sector Minister”) who acts as an agent of the State for the exercise of powers relating to minerals. Mineral rights are legally defined to include the rights to reconnoitre, prospect for, and mine minerals. The sector Minister is also authorized to exercise, within defined limits, powers relating to the transfer, amendment, renewal, cancellation and surrender of mineral rights. The powers conferred upon the Minister must be exercised contingent upon the advice of the Minerals Commission (“Mincom”), which has the authority under the Constitution to regulate and manage the utilization of mineral resources and co-ordinate policies in relation to minerals. Law 153 specifies the forms of mineral rights that the sector Minister is empowered to grant, the duration of the grant, the size of the concessions, and eligibility criteria for the grantee, as well as the procedure for application for mineral rights. The law also spells out in broad terms the rights and obligations of a holder of a mineral right and the terms and conditions upon which each mineral right grant should be made. A mineral right granted is not transferable or tradable in any form except with the prior written consent of the sector Minister.

Mincom is the main promotional and regulatory agency in the minerals sector in Ghana. Under the Constitution of the republic of Ghana and Act 450 (1993), Mincom is responsible for the regulation and management of the mineral resources of Ghana and the co-ordination of policies in relation to minerals. Mincom was first established under the Minerals Commission Law (1986). Mincom functions through a Secretariat which is headed by a Chief Executive and assisted by professionals and technical personnel within the six departments of the Secretariat, namely:

a.	Planning and Policy Analysis
b.	Monitoring and Evaluation
c.	Finance, Marketing and Research
d.	Personnel and Administration
e.	Legal
f.	Small Scale Mining

Under Law 153 mineral rights can be granted in the following areas:

     a. Reconnaissance Licence

A Reconnaissance Licence confers on the holder the right to search for a specific mineral (or commodity) within the licence area by geochemical and photo-geological surveys or other remote sensing techniques. Except as otherwise provided in the licence, it does not permit drilling, excavation or other sub-surface techniques. The licence is normally granted for up to one year and may be renewed by the Minister from time to time for periods up to one year at a time upon application by the holder. The application for renewal must be made at least three months before the expiration of the licence. There is no legal limitation as to the size of the area over which a reconnaissance licence may be granted.

     b. Prospecting Licence

A Prospecting Licence gives the holder the exclusive right to search for specific minerals (or commodities) by the conduct of geological, geochemical and geophysical investigations and to determine the extent and economic value of any deposit within the licence area. The initial grant of the licence is limited to three years and a maximum area of 150 km2. These limits may, at the direction of the President of the Republic, be exceeded in any particular grant whenever the President considers it to be in the national interest so to do. A prospecting licence may be renewed for a maximum of two terms or for further periods of up to two years each. At each renewal, half the licence area is required to be relinquished by the holder. If more than one prospecting licence is held, they may be treated as one area for purposes of relinquishment.

     c. Mining Lease

The grant of a Mining Lease gives the holder the right to mine, win or extract specified minerals (or commodities) within the lease area. The lease may be granted to the holder of a prospecting licence or any person who establishes to the satisfaction of the Minister that a mineral to which the lease relates exists in commercial quantities within the proposed lease area and can be mined at a profit. The lease is issued for up to thirty years subject to renewal for a further thirty-year term. The size of the area in respect of which a lease may be granted is limited to 50 km2 for a single grant or 150 km2 for aggregate grants. These limits may be exceeded in particular cases at the direction of the President if it is in the national interest.

Exploration completed by the Company in 2003

A work program commenced in mid-February 2003 in preparation for a follow-up drill program that was comprised of approximately 1,050 metres of diamond drilling in 8 to 10 holes planned for, and initiated, in the second quarter of fiscal 2003.

The preliminary work program was carried out on the Fromenda and Gemap concessions. The program consisted of cutting of 33 line km of survey lines; rehabilitation of 10 km of drill access roads; placement of survey control pillars and the completion of 22 line km of induced polarization (“IP”) surveys.

The IP survey on the Fromenda property outlined two chargeability high areas which are on strike of an area previously tested by 21 reverse circulation drill holes that have also been the target of extensive recent artisan mining. Previous work in this area indicated that gold mineralization occurs over a length of 500 metres and consists of two parallel mineralized zones, each 3 to 10 metres in width. Limited drilling of this area was completed in the early 1990’s. Best intersections included 7.1 g/t Au over 4 metres at a depth of 25 metres; 3. 4 g/t Au over 4 metres at a depth of 55 metres and 5.42 g/t Au over 2 metres at a depth of 24 metres.

Following are results of the diamond drill holes (1,050 metres in total) that comprise the first phase of the 2003 drill program. Drill hole 03FBDDH-1 was drilled in the Fromenda Grid “B” area to a total length of 86 metres (282 feet) at -45° using HQ drill string. The hole intersected a mineralized section of 30.0 metres (approximately true width) as shown in Table I.

The mineralized intercept is located at a depth of about 20 metres below surface. Mineralization is characterized by highly altered and oxidized greywacke crosscut by sheared quartz stringers.

Table I

Fromenda Grid “B” Area

Drill Hole &	Drill Intercept		Drill		Assays

-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03FBDDH1	44.0	74.0	30.0	98.43	2.63	0.08

-45°

including	52.0	69.0	17.0	55.78	3.59	0.11

03FBDDH2	82.16	104.85	22.69	74.44	0.89	0.03

-50°

including	97.41	104.85	7.44	24.41	1.44	0.04

03FBDDH3	52.0	77.24	25.24	82.81	0.86	0.03

-60°

including	72.12	77.24	5.12	16.80	1.86	0.05

This initial drilling at the Fromenda Grid “B” area has demonstrated that the shear structure that hosts the gold mineralization is approximately 25 metres (83 feet) in true width with grades of up to 3.59 g/t over a true width of 17.0 metres (56 feet).

In the Kukunapi area, four drill holes were completed. Results for the first two drill holes are shown below.

Table II

Kukunapi Area

Drill Hole &	Drill Intercept		Drill		Assays

-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03JGDDH1	30.82	34.40	4.08	13.39	1.66	0.05

-45°	77.55	83.52	5.97	19.59	4.67	0.14

including	90.22	91.90	1.68	5.51	2.21	0.06

including	77.55	78.55	1.00	3.28	21.59	0.63

03JGDDH2	24.00	27.00	3.00	9.84	1.34	0.04

-60°	41.00	47.00	6.00	19.68	1.44	0.04

including	95.90	102.41	6.51	21.36	2.24	0.07

The initial drilling at Kukunapi is regarded by the Company as successful since it has demonstrated the existence of the mineralized structures grading up to 4.67 g/t Au over a width of 5.97 metres (19.59 feet). During the last half of 2003, the Company commenced a second diamond drilling program on the Fromenda concession. The program, which consisted of nine holes totalling 931 metres, was intended to extend the previously reported gold mineralization to the east and to depth. The Company was encouraged by the results from the second drill (see Table III below), since they continued to demonstrate that the shear structure that hosts the gold mineralization is laterally continuous and contains near surface mineralized sections with gold grades of between 1.13 g/t gold and 4.97 g/t gold over widths ranging from 6.50 metres (21.32 feet) to 41.00 metres (134.50 feet). The deepest hole completed to date has tested the mineralized zone to a true depth of 72 metres (236 feet).

Table III

Fromenda Grid “B” Area

Drill Hole &	Drill Intercept		Drill		Assays

-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03FBDDH5	20.73	31.39	10.66	34.98	3.80	0.11

-50°

including	20.73	22.86	2.13	6.99	4.67	0.14

including	29.87	31.39	1.52	4.99	19.45	0.57

Table III

Fromenda Grid “B” Area

Drill Hole &	Drill Intercept		Drill		Assays

-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03FBDDH7	48.40	72.00	23.60	77.43	4.97	0.14

-90°

including	48.40	61.58	13.18	43.24	5.49	0.16

including	68.00	72.00	4.00	13.12	10.89	0.32

03FBDDH09	55.00	68.50	13.50	44.29	1.00	0.03

-60°

including	62.00	68.50	6.50	21.32	1.40	0.04

03FBDDH11	14.50	34.00	19.50	63.98	1.39	0.04

-50°

including	14.50	19.00	4.50	14.76	1.89	0.06

including	24.00	34.00	10.00	32.81	1.74	0.05

03FBDDH12	6.00	24.45	18.45	60.53	2.42	0.07

-50°

including	10.00	22.00	12.00	39.37	3.34	0.10

03FBDDH13	13.00	54.00	41.00	134.52	1.15	0.03

-50°

including	13.00	19.00	6.00	19.69	2.40	0.07

	43.00	54.00	11.00	36.09	2.01	0.06

On October 27, 2003, the Company announced commencement of a 3,000 metre drilling program. The intent of this program was to focus on the Grid "B" area of the Fromenda concession. Four other targets were slated to be drill tested on a reconnaissance basis during this program. On December 2, 2003, the Company announced that it had again intersected very significant high gold grades (27.0 g/t Au over 4.0 metres) in connection with this drill program. The results are deemed significant as they are well above the average grades found in Ghana.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Annual Report, including, without limitation, the statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, Plant and Equipment” and located elsewhere herein regarding industry prospects and the Company’s financial positions are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report under “Risk Factors”. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, gold prices and other metals, technology and exploration hazards.

United States Generally Accepted Accounting Principles

See note 17 to the Company’s Financial Statements for a comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted under United States GAAP are described and quantified below:

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Escrow shares

Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issue price, with no revaluation upon release from escrow. Under United States GAAP, escrow shares which are to be released upon the Company meeting certain performance criteria are considered to be contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding under United States GAAP until they are releasable, and the difference between the fair value of those shares at the time they become releasable from escrow and their original issue price is accounted for as compensation expense. The weighted average number of shares outstanding under United States

GAAP for the years ended December 31, 2003, 2002 and 2001 were 14,565,562, 5,679,999, and 2,778,635, respectively.

Convertible notes

Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. Upon conversion of the note, the fair value of the note and the related equity components are transferred to capital stock.

Under United States GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital and offset against the convertible notes. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for United States GAAP purposes, for the years ended December 31, 2003, 2002 and 2001 additional interest expense (including accretion) of $Nil, $88,337 and $6,244, respectively, has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under United States GAAP, also net of accretion to date.

Stock based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the year ended December 31, 2003 to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended December 31, 2002 and 2001, the company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002

As at December 31, 2003, the Company held cash, cash equivalents and short-term investments of $2,367,606 and had a working capital of $2,220,161 as compared to cash, cash equivalents and short term investments of $174,375 and working capital of $161,740 as at December 31, 2002. The increased level of cash and cash equivalents at the end of year ended December 31, 2003 was due the closing of three private placements in 2003.

There was a loss of $1,018,341 for the year ended December 31, 2003. Comparatively, the loss for the year ended December 31, 2002 was $506,134. The Company recorded $8,869 in gas sales in the year ended December 31, 2003 as compared to $9,206 for the year ended December 31, 2002. Other income for the year ended December 31, 2003 was $8,768 compared to $1,982 in the year ended December 31, 2002. The increase in other income is attributable to interest on cash balances invested throughout the year ended December 31, 2003.

The Company’s costs rose dramatically in the year ended December 31, 2003, in line with the substantial increase in business activities. General & administrative expenses increased by $792,384 in the year ended December 31, 2003 to $997,474 from $205,090 in the year ended December 31, 2002. Bank charges and interest increased over the year ended December 31, 2002 by $2,637. Office and miscellaneous costs increased to $115,644 in the year ended December 31 2003 from $4,170 the year ended December 31, 2002. Professional fees totalled $134,749 the year ended December 31, 2003 as compared to $21,109 in the year ended December 31, 2002.

A total of $189,535 was expended on investor relations activities in the year ended December 31, 2003 as compared to $3,504 in the year ended December 31, 2002. There was a concentrated effort made by the Company to expand awareness within the public sector, which resulted in shareholder communications expenses of $107,315 the year ended December 31, 2003 as compared to nil in the year ended December 31, 2002.

The Company incurred management fees of $81,200 during the year ended December 31, 2003 as compared to $55,600 for the year ended December 31, 2002. Wages and benefits increased substantially over the prior year to $335,450 for the year ended December 31, 2003 as compared to $24,384 during the year ended December 31 2002. This increase was as a result of the hiring of three additional employees during the year and, largely, to the inclusion of $121,093 of stock based compensation, based on the Black Scholes option pricing model resulting from the grant of 1,665,000 options to employees/directors during the year ended December 31, 2003.

Comparison of Canadian GAAP and United States GAAP

Under United States GAAP the total assets of the Company for the year ended December 31, 2003 would have been $2,526,223 as compared to $4,634,113 under Canadian GAAP as a result of the adjustment for mineral property interest and exploration costs. Total liabilities and stockholders’ equity under United States GAAP would be $2,526,223 as compared to $4,634,113 under Canadian GAAP as a result of the same adjustment.

Under United States GAAP the net loss for the year ended December 31, 2003 would have been a loss of $3,126,231 as compared to a net loss of $1,018,341 under Canadian GAAP as a result of an adjustment to mineral property interests and deferred exploration costs.

The weighted average number of shares outstanding under United States GAAP for the year ended December 31, 2003 was 14,565,562 as compared with 5,679,999 for the year ended December 31, 2002.

Fiscal year ended December 31, 2002 compared to fiscal year ended December 31, 2001

As at December 31, 2002, the Company held cash and short-term deposits of $174,375 and had a working capital of $161,740 as compared to cash and short term deposits of $59,231 and working capital of $55,116 as at December 31, 2001. The increased level of cash and cash equivalent at the end of 2002 fiscal year was due largely to the exercise of warrants related to convertible notes issued in 2001.

In the year ending December 31, 2002 the Company wrote down its interest in the Little Bow, Alberta oil and gas properties from $316,815 to a nominal value of $1. During the 2002 fiscal year the Company acquired capital assets consisting of computer equipment and furniture valued at a total of $3,705 ($3,621 net of amortization. In addition the Company entered into a lease agreement for office space with annual lease commitments under the agreement of $12,452 for each of 2003, 2004 and 2005 fiscal years. In 2001, the Company had not purchased any capital assets nor leased any office premises.

In 2002 accounts payable and accrued liabilities increased by $17,216 over 2001 as a result of increased level of business activity by the Company during 2002.

Comparison of Canadian GAAP and United States GAAP

Under United States GAAP the Capital Stock of the Company for the year ended December 31, 2002 would have been $4,825,986 as compared to $4,878,986 under Canadian GAAP. Additional paid-in capital under United States GAAP would be $219,343 as compared to $71,762 under Canadian GAAP and the Deficit would be $4,893,467 under United States CAAP as compared to $4,798,886 under Canadian GAAP.

Under United States GAAP the net income (loss) for the year ended December 31, 2002 would have been a loss of $594,471 as compared to a net loss of $506,134 under Canadian GAAP as a result of an adjustment for accreted interest on conversion of the convertible notes. Under United States GAAP the net income (loss) for the year ended December 31, 2001 would have been a loss of $114,012 as compared to a net loss of $107,768 under Canadian GAAP as a result of an adjustment for accreted interest on conversion of the convertible notes.

The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2002 and 2001 were 5,679,999 and 2,778,635, respectively, resulting in no effect on basic and diluted earnings (loss) per share for the years ended December 31, 2002 and 2001.

Fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000

The Company's expenses for the year ended December 31, 2001 were $113,111 as compared to $61,639 for the fiscal year ended December 31, 2000 reflecting the Company's increased activity in the oil and gas industry. The increase in expenses is predominantly attributable to increased professional fees from $20,890 in 2000 to $38,327 in 2001 and bank interest costs and interest on convertible notes of $202 in 2001 to $25,684 in 2001 and regulatory fees from $8,420 in 2000 to $12,515 in 2001.

The Company incurred a net loss of $107,768 for the year ended December 31, 2001. During the fiscal year ended December 31, 2000, it incurred a net gain of $314,668 arising from a gain on settlement arising from a proposal the Company made to its creditors in early 2000.

The Company had interest income of $2,526 in the year ended December 31, 2001 and interest income of $15 in the year ended December 31, 2000. The Company had miscellaneous income of $2,817 in 2001 and incurred a gain of $376,292 in 2000 arising from a proposal the Company made to its creditors in early 2000.

The Company incurred drilling costs of $312,476 and engineering costs of $4,339 in 2001 on its Little Bow oil play in Alberta Canada. The Company did not incur any mineral property acquisition or exploration costs during fiscal 2000.

Comparison of Canadian GAAP and United States GAAP

Under United States GAAP the Capital Stock of the Company for the year ended December 31, 2001 would have been $4,118,069 as compared to $4,133,780 under Canadian GAAP. Additional paid-in capital under United States GAAP would be $147,581 as compared to $125,626 under Canadian GAAP and the Deficit would be $4,298,996 under United States GAAP as compared to $4,292,752 under Canadian GAAP.

Under United States GAAP the net income (loss) for the year ended December 31, 2001 would have been a net loss of $114,012 as compared to a net loss of $107,768 under Canadian GAAP as a result of an adjustment for accreted interest on conversion of the convertible notes. There was no effect on the net income (loss) of the Company for the year ended December 31, 2000.

The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2001 and 2000 were 2,778,635 and 2,766,306, respectively, resulting in no effect on basic and diluted earnings (loss) per share for the years ended December 31, 2001 and 2000.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operation, which consists of exploration and evaluation of mining properties, the most meaningful financial information relates primarily to current liquidity and solvency. The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing the properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond its control such as the market value of the metals produced.

The Company’s historical capital needs have been met by equity subscriptions. The Company does not expect to receive income from any of its properties in the foreseeable future. The Company does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

As at December 31, 2003, the Company had cash and cash equivalents of $867,606 and working capital of $2,220,161 as compared to $174,375 and $161,740 respectively at December 31, 2002. Accounts payable and accrued liabilities were $227,238 at December 31, 2003 compared to $24,238 at December 31, 2002.

At December 31, 2003, the Company had 23,475,396 common shares outstanding compared to 10,130,389 common shares outstanding at December 31, 2002.

As at December 31, 2003, the Company had current assets of $2,465,684 as compared to $185,978 at December 31, 2002. These assets exceeded the accounts payable and accrued liabilities due to third parties of $227,238 at December 31, 2003 and $24,238 at December 31, 2002. At December 31, 2003 the Company had working capital of $2,220,161 as compared to $161,740 as of December 31, 2002.

At December 31, 2003, the Company also had 4,731,491 share purchase warrants outstanding exercisable at varying prices between $0.70 and $1.00 per share and with varying expiry dates between April 4, 2004 and October 16, 2005. In addition, a total of 2,381,667 stock options were outstanding at varying prices between $0.25 and $0.70 per share and with varying expiry dates between November 27, 2007 and October 14, 2008. The full exercise of all outstanding warrants and options at December 31, 2003 would generate a total of $1,344,667 in cash.

As at June 22, 2004, the Company has the following securities issued and outstanding: (i) 23,475,396 common shares; (ii) 4,911,491 share purchase warrants; and (iii) 2,413,334 stock options.

The Company is in the exploration stage on its mineral properties and therefore has no regular cash flow. The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments for the next 12 months will be met from the Company's working capital which as of June 22, 2003 is Cdn$453,145 plus anticipated additional equity financings. The Company expects that these funds will be expended as follows:

Description	Amount US($)
Cash payments for the Properties for next 12 months	200,000
Proposed exploration costs	500,000
Management Fees for the next 12 months	80,000
Overhead Costs for the next 12 months	250,000
Total:	$US1,080,000

This no assurance that the Company will be able to raise sufficient capital in the near term to meet its needs for the next 12 months. Failure to do so could result in the Company reducing its planned exploration programs and/or abandoning some or all of the Properties

In the long term, the Company's financial success will be dependent on the extent to which it can discover mineralization and establish the economic viability of developing its properties. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty. The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control such as the market value of the metals produced, mining regulations in Canada and foreign exchange rates.

The Company presently has no producing properties, and the Company's material properties contain no known mineral reserves.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties, deferred explorations and assets held for sale. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company’s estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral properties and deferred exploration are critical accounting policies that affect judgments and estimates used in the preparation of the Company’s financial statements. The Company has the option to capitalize its mineral acquisition and exploration costs under Canadian generally accepted accounting principles. The recoverability of mineral property and future deferred exploration expenditures is dependant upon the discovery of economically recoverable reserves and on the future profitable production or proceeds from disposition, of the Company’s properties.

Changes in circumstances in the future, many of which are outside of management’s control, will impact on the Company’s estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venture decisions and developments, market prices of minerals, the Company’s plans and intentions with respect to is assets and other industry and competitor developments.

While the Company is currently exploring its mineral properties it has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependant upon factors beyond the Company’s control, such as the market value of minerals recovered.

Recent accounting pronouncements

In July 2001, FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), that requires recording the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in the period the obligation is incurred and can be reasonably estimated. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

In November 2002, FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, while the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002.

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

C. Research and Development

Not applicable

D. Trend Information

Not applicable

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of Contractual Obligations

Not applicable

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 8, 2004 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Douglas MacQuarrie	51	President, Director formerly Vice President of Exploration	N/A	N/A
Len Dennis	49	Director, formerly Secretary and Vice-President, Corporate Relations	PMI Ventures Ltd. CHC Helicopters International Ltd.	Director Director
Marc Prefontaine	42	Director	Grayd Resource Corporation	President, CEO, and Director
Kim Evans	33	Secretary	Lysander Minerals Corporation	Secretary since 2002

Douglas R. MacQuarrie – President, CEO and Director

Mr. MacQuarrie was appointed the President, CEO and a Director of the Company on June 8, 2004. He was the Vice President of the Company from May 6, 2003 to June 7, 2004. Mr. MacQuarrie has a combined honours B.Sc. degree in Geology and Geophysics from the University of British Columbia, Canada and has been active in the mineral exploration industry since 1970 and in gold exploration in West Africa since 1993.

Len Dennis - Director

Mr. Dennis was the Secretary and Vice-President of the Company from November 3, 1994 to August 16, 1996 and has been a Director of the Company since April 10, 2000. Mr. Dennis has been a Director of Business Development/Commercial Manager of CHC Helicopters International since 1975.

Marc Prefontaine - Director

Mr. Prefontaine has been a Director of the Company since February 16, 2004. Mr. Prefontaine graduated with a B.Sc. in Geology from the University of Alberta and a M.Sc. in Mineral Exploration from Queen's University. He is a Professional Geologist with over 16 years experience in all facets of mineral exploration including Exploration Manager, and has worked extensively throughout North and South America, South Africa and Central Asia.

Kim Evans – Secretary and CFO

Ms. Evans has been the Secretary of the Company since May 2003. Ms. Evans is a Certified General Accountant and obtained a Bachelor of Arts from the University of British Columbia in 1992.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B. Executive Compensation

There are presently two Executive Officers of the Company namely, Douglas R. MacQuarrie (President and CEO) and Kim Evans (Secretary and CFO). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Arthur T. Fisher, Former President(2)	2003 2002 2001	61,700 3,000(3) N/A	Nil Nil N/A	Nil Nil N/A	435,000(4) 200,000(4) N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Laurie W. Sadler, former President(5)	2003 2002 2001	19,500(6) 31,000(6) 30,000(6)	Nil Nil Nil	Nil Nil Nil	295,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	As freestanding SAR’s have not been granted under the stock option plan, the number of shares relate solely to stock options.
(2)	Arthur T. Fisher was appointed President of the Company on November 6, 2002 and served as such until his death on January 23, 2004.
(3)	This amount was paid or accrued through a management company for services provided to the Company.
(4)	A total of 190,000 options granted to Arthur T. Fisher in 2002 and 2003 will not vest and have been cancelled in 2004; the remaining 445,000 options will expire on July 23, 2004.
(5)	Laurie Sadler was appointed President of the Company on April 10, 2000 and resigned as President of the Company on November 6, 2002. Mr Sadler was reappointed as the interim President on January 26, 2004 and resigned on June 8, 2004.
(6)	These amounts were paid or accrued through a management company for services provided to the Company.

Options and Stock Appreciation Rights (SARs)

The Company has not issued any SARs

A total of 730,000 stock options were granted to the Executive Officers during the most recently completed financial year.

The Company has in place a Stock Option Plan whereby a total of 2,466,047 shares or 20% of the issued shares of the Company are reserved for issuance pursuant to the exercise of options. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The following information is intended as a brief description of the Stock Option Plan:

  The maximum number of shares that may be issued, from time to time, upon the exercise of stock options granted under the Stock Option Plan shall not exceed 2,466,047 or up to 20% of the Company’s then issued shares, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the

Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

  The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

  Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

  If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

During the year ended December 31, 2003, the Company granted a total of 1,665,000 options to directors, officers, employees and consultants exercisable at $0.70 per share and expiring at varying dates between May 23, 2008 and October 14, 2008. An aggregate total of 368,333 of these stock options were cancelled in 2004. See Item 6(E) for details of the stock options held by all of the Company’s Directors and members of its administrative, supervisory and management bodies.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees	%Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Arthur T. Fisher	300,000 135,000	18.02% 8.11%	0.70 0.70	0.68 0.69	July 23, 2004(2) July 23, 2004(2)
Laurie Sadler	200,000 95,000	12.01% 5.71%	0.70 0.70	0.68 0.69	May 23, 2008(3) Oct 14, 2008(3)

(1)	As freestanding SARs have not been granted under the stock option plan, the number of shares relate solely to stock options.
(2)	A total of 190,000 options granted to Arthur T. Fisher during 2002 and 2003 will not vest and have been cancelled in 2004; the remaining 245,000 options will expire on July 23, 2004.
(3)	As Laurie Sadler resigned as the President on June 8, 2004, these options will expire on July 8, 2004 unless exercised prior to that date.

Option and SAR Repricings

No options or SARs have been repriced downward during the most recently completed financial year of the Company.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year. The stock options and warrants listed above were not issued to officers, directors or senior management of the Company as part of a compensation plan.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C. Board Practices

The Board of Directors of the Company is currently comprised of Marc Prefontaine, Douglas R. MacQuarrie, and Len Dennis. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Prefontaine, MacQuarrie and Dennis. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

D. Employees

The Company currently has 3 employees. One of the Company’s current officers is employed directly by the Company.

E. Share Ownership

The following table lists as of June 8, 2004, the direct and indirect share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held(1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
Douglas MacQuarrie	222,500	0.01%	100,000 200,000	Nil	$0.25 $0.70	Nov. 27, 2007 May 23, 2008
Marc Prefontaine	7,500	0.00%	200,000	Nil	$0.56	Feb 23, 2009
Len Dennis	107,384	0.01%	10,000 90,000 25,000	Nil	$0.25 $0.70 $0.70	Nov 27, 2007 May 23, 2008 Oct 14, 2008
Kim Evans	14,278	0.00%	46,667 100,000 35,000 7,639 7,639	Nil	$0.25 $0.70 $0.70 $0.70 $1.00	Nov 27, 2007 May 23, 2008 Oct 14, 2008 Oct 16, 2004 Oct 16, 2005

(1) The percentage ownership is based on 23,475,396 shares outstanding as of June 23, 2004.

Item 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of June 22, 2004 to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
CDS & Co. (1)	21,469,414	91.45%

(1) The beneficial owners of shares held by depositories are not known to the directors or officers of the Company.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

During the current year, the Company paid or accrued management fees of $81,200 (2002 - $55,600; 2001 - $30,000) to directors and companies controlled by an officer and a director of the Company.

During the current year, the Company paid or accrued $1,543,400 (2002 - $Nil; 2001 - $Nil) with respect to the Company’s Ghanaian operations and project management of mineral property exploration activities to a company related by virtue of its having a director who is also an officer of the Company.

Included in convertible notes and equity component of convertible notes at December 31, 2003 is $Nil (2002 - $Nil; 2001 - $205,000) advanced by directors of the Company.

Amounts due from and to related parties are unsecured, non-interest bearing with no specific terms of repayment and accordingly the fair value cannot be determined. These amounts have been advanced for the purposes of working capital between companies with a director in common.

C. Interests of Experts and Counsel

Not Applicable.

Item 8.     FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 for Financial Statements of the Company.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

No significant changes have occurred since December 31, 2003 being the date of the annual financial statements of the Company.

Item 9.     THE LISTING

The Common Shares of the Company are listed on the Exchange under the symbol “PMI”. The following table sets out the market price range of the Common Shares on the Exchange for each full quarterly period within each of the calendar years indicated:

Market Prices	High ($)	Low ($)	Volume
Annual High and Low
2003	1.08	0.42	23,076,501
2002	0.77	0.03	2,786,209
2001	0.15	0.03	610,000
2000	0.05	0.01	613,000
1999	0.05	0.01	2,855,425

Market Prices	High ($)	Low ($)	Volume
1998	0.36	0.02	5,162,105
Quarterly High and Low
1st Quarter – 2003	0.86	0.55	2,033,701
2nd Quarter – 2003	0.75	0.46	861,511
3rd Quarter – 2003	0.77	0.42	6,147,825
4th Quarter – 2003	1.08	0.61	14,033,464

1st Quarter – 2002	0.12	0.07	74,704
2nd Quarter – 2002	0.09	0.04	44,960
3rd Quarter – 2002	0.10	0.03	1,222,944
4th Quarter – 2002	0.77	0.06	1,425,601
1st Quarter – 2001	n/a	n/a	n/a (1)
2nd Quarter – 2001	n/a	n/a	n/a (1)
3rd Quarter – 2001	0.15	0.10	2,000
4th Quarter – 2001	0.10	0.03	608,000
Most Recent Six Months
December 2003	0.85	0.63	3,868,085
January 2004	0.76	0.63	2,065,922
February 2004	0.61	0.52	3,441,971
March 2004	0.71	0.55	2,677,406
April 2004	0.57	0.35	1,811,209
May 2004	0.38	0.205	1,455,522

(1) Shares of the Company were suspended from trading from February 8, 2000 to September 8, 2000 due to failure to file interim financial statements.

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Exchange Act including:

(1)
filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP and US accounting standards; and

(2)
filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company will not be subject to the reporting obligations of the proxy rules of Section 14 of the Act nor the short-swing profit recovery provisions contained in Section 16 of the Act.

C. Markets

The Company’s Common Shares are listed and traded in Canadian dollars on the TSX Venture Exchange under the symbol “PMI”.

Item 10.     ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Memorandum and Articles of Incorporation

The Company was incorporated under the laws of the Province of British Columbia Canada.

(1) The Company’s objects and purposes as set forth in the Company’s Memorandum and Articles:

The Company’s Memorandum and Articles are silent as to the Company’s objects and purposes.

(2) Matters relating to Directors of the Company:

(a) Directors’ power to vote on a proposal, arrangement or contract in which the director is materially interested:

Part 16.1 of the Company’s Articles provide that: “A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved. Where a director has a material interest in the business the Director will abstain from voting on said business.”

Part 16.2 of the Company’s Articles provide that: “A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the (BC Act), no contract or transaction entered into by or on behalf of the Company in which a director is any way interested shall be liable to be voided by reason thereof.”

Part 16.3 of the Company’s Articles provide that: “Subject to compliance with the provisions of the (BC Act), a director or his firm may act in a professional capacity for the Company and he or his form shall be entitled to remuneration for professional services as if he were not a director.”

Part 16.4 of the Company’s Articles provide that: “A director may be or become a director or other officer or employee of, or otherwise interested in, any other corporation or firm, whether or not the Company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the (BC Act), such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other corporation or firm.”

(b) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 13.2 of the Company’s Articles provides that: "The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.”

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 9.1 of the Company’s Articles provides that: “The directors may from time to time authorize the Company to: (a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit; (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and (c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company, both present and future.”

(d) The Company’s Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement:

(3) Rights, preferences and restrictions attaching to each class of shares:

(a) Dividend rights, including time limit after which dividend entitlement lapses:

Pursuant to Part 21 of the Company’s Articles, the Company’s shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the BC Act nor the Company’s Articles provides for lapses in dividend entitlement.

(b) Voting rights; staggered re-election intervals; cumulative voting:

Each of the Company’s Common Shares entitles the holder to one vote at any annual or special meeting of shareholders. Holders of the Company’s Preferred Shares are not entitled to vote at such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the BC Act). Directors of the Company may from time to time prior to issuance of Preferred Shares of a particular series, alter the Company’s Memorandum to fix the number of Preferred Shares in and to determine the designation of the Preferred shares of, that series and alter the Articles to create, define and attach special rights and restrictions to the Preferred Shares, including, among other things, any voting rights or rights upon dissolution, liquidation or winding-up of the Company.

The Company’s Articles provide for election of directors on a rotation basis.

The Company’s shareholders do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation:

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the Company, in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Preferred Shares will be entitled to receive, before any distribution of any part of the assets of the Company among the holders of other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

(d) Other:

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the directors and in compliance with the BC Act, purchase any of its shares at the price and upon the terms specified in such resolution. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.

Holders of the Company’s Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company’s Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares. Holders of the Company’s Common Shares do not have pre-emptive rights.

(4) Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

(5) Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 9 of the Company’s Articles indicate that annual general meetings shall be held in accordance with the requirements of BC Act, being within 15 months from the date of incorporation and thereafter once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting, at a place as the directors shall appoint.

Special Meetings

Part 9.2 of the Company’s Articles state that "The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.” An extraordinary general meeting may also be convened if requisitioned in accordance with the BC Act, by the directors or, if not convened by the directors, by the requisitionists as provided in the BC Act.

Part 9.3 of the Company’s Articles provides that "A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the (BC Act), to members entitled to receive such notice from the Company. No notice need be given of business that is not special business. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.”

(6) Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn$50,000,000 or with assets of between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

(a)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;
(b)	governments of WTO members; and
(c)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a)
the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)	the effect of the investment on exports from Canada;
(c)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;
(e)	the effect of the investment on competition within any industry or industries in Canada;
(f)	the compatibility of the investment with national industrial, economical and cultural policies;
(g)
the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)	the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(7) Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company’s Memorandum or Articles.

(8) Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days of the date in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

(9) Significant differences between law applicable to the Company and law of the United States.

See 8 above.

(10) Conditions imposed by the Company’s Memorandum and Articles that are more stringent than required by law.

None

C. Material Contracts

Other than contracts described elsewhere in this Annual Report there are no contracts that may be regarded as presently material.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Item 10(D) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E. Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Nonresidents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains or a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder's tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include ain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F. Dividends and Paying Agents

Not Applicable

G. Statements by Experts

Not Applicable

H. Documents on Display

The Company is a reporting company under the Act, as amended and is a "foreign private issuer" as defined in the Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Act, as amended and registration statements, reports and other documents under the Act, as amended.

The Company is required to file financial statements and other information with the Securities Commissions in the Provinces of Alberta, British Columbia and Ontario electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

The Documents concerning the Company which are referred to in this Annual Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

I. Subsidiary Information

Not Applicable

Item 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

Not Applicable

B. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for gold. In the past gold prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for gold, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of gold. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14.     MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

None

Item 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act the Company's President and Chief Financial Officer have carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by the annual report being December 31, 2003. This evaluation was carried out under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer. Based upon that evaluation, the Company’s President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in the Company’s internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s President and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Item 16.     RESERVED

Item 16A.  AUDIT COMMITEE FINANCIAL EXPERT

The Company currently does not have an “audit committee financial expert” sitting on its board of directors.

The Company believes that the members of its Board of Directors are collectively capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. In addition, the Company believes that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted given the early stages of the Company’s development and the fact that it has not generated significant revenues to date.

Item 16B.  CODE OF ETHICS

The Company recently adopted a code of ethics that applies to all the Company’s officers, including the President and the Chief Financial Officer. A copy of the code of ethics is filed as an exhibit to this Annual Report.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company acted as the Company’s independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to the Company by Davidson & Company for services performed in the years 2003 and 2002 and breaks down these amounts by category of service in Cdn$:

	Year 2003 $	Year 2002 $
Audit:	57,700	10,700
Audit Related:	Nil	Nil
Tax	Nil	1,800
All Other Fees	Nil	Nil

“Audit Fees” are the aggregate fees billed by Davidson & Company for the audit of the Company’s annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

“Audit-Related Fees” are fees charged by Davidson & Company assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by Davidson & Company for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Davidson & Company. Any services provided by Davidson & Company that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

PART III

Item 17.     FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company:

Report of Independent Registered Public Accounting Firm dated March 22, 2004 including comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

Audited Consolidated Balance Sheets as of December 31, 2003 and 2002

Audited Consolidated Statements of Operations for the Fiscal Periods Ended December 31, 2003, 2002 and 2001

Audited Consolidated Statement of Changes in Shareholders’ Equity (Deficiency)

Audited Consolidated Statements of Cash Flows for the Fiscal Periods Ended December 31, 2003, 2002 and 2001

Notes to the Audited Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

PMI VENTURES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2003

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM - FORM 20-F

To the Shareholders of
PMI Ventures Ltd.

We have audited the balance sheets of PMI Ventures Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

March 22, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 22, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

March 22, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

PMI VENTURES LTD. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars) AS AT DECEMBER 31

	2003	2002

ASSETS

Current
Cash and cash equivalents	$867,606	$174,375
Receivables	56,475	7,452
Prepaid expenses	41,603	4,151
Short term investment (Note 4)	1,500,000	-

Total current assets	2,465,684	185,978

Due from related parties (Note 10)	43,824	-

Mineral property interests and deferred exploration costs (Note 5)	2,107,890	-

Oil and gas properties (Note 6)	1	1

Equipment (Note 7)	16,714	3,621

Total assets	$4,634,113	$189,600

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars) AS AT DECEMBER 31

	2003	2002

Continued…

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$227,238	$24,238
Due to related parties (Note 10)	18,285	-

Total liabilities	245,523	24,238

Commitment (Note 14)

Stockholders' equity
Capital stock (Note 9)
Authorized
100,000,000 common shares, without par value
100,000,000 Class A voting preference shares, $10 par value each
100,000,000 Class B voting preference shares, $50 par value each

Issued and outstanding
23,475,396 common shares (2002 – 10,130,389)	9,507,438	4,878,986
Subscriptions received in advance	-	13,500
Contributed surplus	698,379	71,762
Deficit	(5,817,227)	(4,798,886)

Total stockholders' equity	4,388,590	165,362

Total liabilities and stockholders' equity	$4,634,113	$189,600

Nature and continuance of operations (Note 1)

On behalf of the Board:

/s/ Douglas MacQuarrie	Director	/s/ Len Dennis	Director

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in Canadian Dollars) AS AT DECEMBER 31

	2003	2002	2001

EXPENSES
Amortization and depletion	$2,410	$4,666	$-
Bank charges and interest	2,899	262	9,981
Engineering consulting	-	32,074	-
Interest on convertible notes	-	37,297	15,703
Investor relations	189,535	3,504	-
Management fees (Note 10)	81,200	55,600	30,000
Office and miscellaneous	115,644	4,170	5,991
Professional fees	134,749	21,109	38,327
Transfer agent and regulatory fees	45,396	9,878	12,515
Travel and promotion	90,191	12,146	594
Wages and benefits	335,450	24,384	-

Total expenses	(997,474)	(205,090)	(113,111)

OTHER ITEMS
Gas sales, net of cost	8,869	9,206	2,817
Other income	8,768	1,982	2,526
Impairment of goodwill	(35,000)	-	-
Write-down of oil and gas properties (Note 6)	-	(312,232)	-
Write-down of equipment	(3,504)	-	-

	(20,867)	(301,044)	5,343

Loss for the year	(1,018,341)	(506,134)	(107,768)

Basic and diluted loss per common share	$(0.07)	$(0.09)	$(0.04)

Basic and diluted weighted average number of
common shares outstanding	14,627,645	5,742,082	2,840,718

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (Expressed in Canadian Dollars)

	Capital Stock
			Equity	Subscriptions
	Number		Component of	Received	Contributed
	of Shares	Amount	Convertible	In Advance	Surplus	Deficit	Total
			Notes

Balance, December 31, 2000	14,141,948	$4,043,780	$-	$-	$-	$(4,184,984)	$(141,204)

Share consolidation (5:1)	(11,313,559)	-	-	-	-	-	-

Issued for conversion of convertible notes	900,000	90,000	-	-	-	-	90,000

Equity component of convertible notes	-	-	125,626	-	-	-	125,626

Loss for the year	-	-	-	-	-	(107,768)	(107,768)

Balance, December 31, 2001	3,728,389	4,133,780	125,626	-	-	(4,292,752)	(33,346)

Issued for conversion of convertible notes	5,152,000	568,200	(125,626)	-	-	-	442,574

Exercise of warrants	1,250,000	187,500	-	-	-	-	187,500

Share issuance costs	-	(10,494)	-	-	-	-	(10,494)

Share subscriptions received	-	-	-	13,500	-	-	13,500

Stock-based compensation	-	-	-	-	71,762	-	71,762

Loss for the year	-	-	-	-	-	(506,134)	(506,134)

Balance, December 31, 2002	10,130,389	4,878,986	-	13,500	71,762	(4,798,886)	165,362

Exercise of warrants	4,982,000	891,686	-	(13,500)	(18,385)	-	859,801

Exercise of stock options	78,333	26,654	-	-	(7,071)	-	19,583

Private placement issues	7,234,674	3,140,920	-	-	472,179	-	3,613,099

Share issuance costs	-	(200,808)	-	-	-	-	(200,808)

Agents' warrants issued	-	-	-	-	58,801	-	58,801

Stock-based compensation	-	-	-	-	121,093	-	121,093

Property acquisitions	1,000,000	735,000	-	-	-	-	735,000

Acquisition of subsidiary	50,000	35,000	-	-	-	-	35,000

Loss for the year	-	-	-	-	-	(1,018,341)	(1,018,341)

Balance, December 31, 2003	23,475,396	$9,507,438	$-	$-	$698,379	$(5,817,227)	$4,388,590

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars) AS AT DECEMBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,018,341)	$(506,134)	$(107,768)
Items not affecting cash:
Amortization and depletion	2,410	4,666	-
Accretion of liability component of convertible notes	-	37,297	15,703
Stock-based compensation	121,093	71,762	-
Impairment of goodwill	35,000	-	-
Write-down of oil and gas properties	-	312,232	-
Write down of equipment	3,504	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(49,023)	(7,452)	5,899
Increase in prepaid expenses	(37,452)	(1,244)	(2,907)
Increase (decrease) in accounts payable and accrued liabilities	51,061	17,216	(18,923)

Net cash used in operating activities	(891,748)	(71,657)	(107,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement issues	3,671,900	187,500	-
Issuance costs	(200,808)	(10,494)	-
Subscriptions received in advance	-	13,500	-
Proceeds from exercise of stock options	19,583	-	-
Proceeds from exercise of warrants	859,801	-	-
Proceeds from convertible notes	-	-	605,200
Advances from related parties	18,285	-	-
Advances to related parties	(43,824)	-	-
Repayment of amounts from related parties	-	-	(121,451)

Net cash provided by financing activities	4,324,937	190,506	483,749

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas properties	-	-	(316,815)
Mineral property interests and deferred exploration costs	(1,220,951)	-	-
Purchase of short term investment	(1,500,000)	-	-
Purchase of equipment	(19,007)	(3,705)	-

Net cash used in investing activities	(2,739,958)	(3,705)	(316,815)

Increase in cash and cash equivalents during the year	693,231	115,144	58,938

Cash and cash equivalents, beginning of year	174,375	59,231	293

Cash and cash equivalents, end of year	$867,606	$174,375	$59,231

Cash paid during the year for interest	$-	$-	$9,712

Cash paid during the year for income taxes	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquisition and exploration of mineral property interests. In addition, the Company has residual interests in an oil and gas property, as described in Note 6. However, the Company is not pursuing additional or new exploration in this area and it does not comprise the Company's principal business activity.

On March 27, 2001 the Company changed its name from Primero Industries Ltd. to PMI Ventures Ltd. and consolidated its capital stock on a 5:1 basis. During the year ended December 31, 2003, the Company acquired all 725,000 outstanding shares of common stock of Columbia Hunter Capital Corp. (Note 3).

The Company is in the process of exploring its mineral property interests and has not yet determined whether the mineral property interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		2003	2002

	Deficit	$(5,817,227)	$(4,798,886)
	Working capital	$2,220,161	$161,740

2.
SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the company are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, PMI Resources (Delaware) Corp., which is incorporated under the laws of the state of Delaware in the United States of America. All material inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and funds held in trust with the lawyer. To limit its credit risk exposure for amounts in excess of federally insured limits, the Company places its deposits with financial institutions of high credit standing.

Receivables

Provisions are made for doubtful accounts on an individual basis as necessary.

Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written down to its estimated net realizable value.

Oil and gas properties and related depletion

The Company has an interest in an oil and gas property (Note 6) and is holding this interest as an investment.

Estimated future removal and site restoration costs are provided for using the unit-of-production method. These costs are based on engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization. No charges were recorded during the years presented.

Crown royalties and production revenue from oil and gas properties are recognized when amounts are received, after title passes and collection of the amount is reasonably assured.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. Management's determination for impairment is based on: i) whether the Company's exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at December 31, 2003 and 2002, management

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont'd…)

believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 "Enterprises in the Development Stage" ("AcG 11"). AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended December 31, 2002.

In March 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-126 "Accounting by Mining Enterprises for Exploration Costs" ("EIC-126") which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment" ("HB 3061"), paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont'd…)

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 "Business Combinations" ("HB 1581") and CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" ("HB 3062").

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties. For the Company, a reasonable estimate of this amortization period would be 13 years.

If the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective January 1, 2003, the Company's balance sheet as at December 31, 2003 and statements of operations for the year then ended would change as follows:

	2003

	Balance,	Pro-Forma	Pro-Forma
	as reported	Adjustments	Balance

Current assets	$2,465,684	$-	$2,465,684
Due from related parties	43,824	-	43,824
Mineral property interests and
deferred exploration costs	2,107,890	(162,415)	1,945,745
Oil and gas properties	1	-	1
Equipment	16,714	-	16,714

	$4,634,113	$(162,415)	$4,471,698

Liabilities	$245,523	$-	$245,523

Stockholders' equity	4,388,590	(162,415)	4,226,175

	$4,634,113	$(162,415)	$4,471,698

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont'd…)

2003

Loss for the year, as reported	$(1,018,341)
Adjustments:
Amortization of mineral property interests and deferred
exploration costs	(162,415)

Loss for the year, pro-forma	$(1,180,756)

Basic and diluted loss per share, as reported	$(0.07)

Basic and diluted loss per share, pro-forma	$(0.08)

It is possible that the CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may confirm or change the Company's current method of accounting for mineral property interests. Unless such alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

Cost of maintaining mineral property interests and deferred exploration costs

The Company does not accrue the estimated future costs of maintaining its mineral property interests and deferred exploration costs in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged against income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation and transactions

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses denominated in a foreign currency are translated at an average exchange rate for the period. Realized foreign exchange gains and losses are included in loss for the year.

During the year ended December 31, 2003, the aggregate foreign currency transaction loss recognized in determining loss for the year was $35,377 (2002 and 2001 - $Nil).

Stock based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870") which recommends the fair value-based methodology for measuring compensation costs but permits the intrinsic value-based method. For the year ended December 31, 2002, the Company applied the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. For the year ended December 31, 2003, the Company has prospectively adopted the fair value method for measuring compensation. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from diluted net loss per share was 5,849,825, 5,597,000, and 6,052,000, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

3.	BUSINESS ACQUISITION

During the year ended December 31, 2003, the Company acquired all 725,000 outstanding shares of common stock of Columbia Hunter Capital Corp. ("CHCC"), a Delaware corporation, from the shareholders thereof in exchange for 50,000 shares of common stock of the Company (the "Acquisition"). The Acquisition was effective on September 22, 2003. The fair value of the shares issued on that date was $35,000.

Immediately following the Acquisition, PMI Resources (Delaware) Corp., a newly incorporated, wholly owned subsidiary of the Company, merged with CHCC. The merger was effective on September 26, 2003.

Subsequent to the Acquisition, the Company determined that the carrying value of the subsidiary company exceeded its fair value as CHCC had no net assets and no sources of revenues at the date of the Acquisition and was unlikely to generate such net assets or revenue in the future. Accordingly, the Company recorded an impairment in goodwill for the full $35,000 fair value at which the investment was initially recorded.

The Acquisition was approved by the unanimous consent of the Board of Directors of the Issuer and its shareholders on September 19, 2003, and was effective on September 22, 2003.

4.	SHORT TERM INVESTMENT

The short term investment consists of a guaranteed investment certificate bearing a nominal rate of interest, maturing October 14, 2004.

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Ghana, West Africa and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Ghana.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (cont'd…)

	2003	2002

Acquisition costs
Balance, beginning of year	$-	$-

Additions during the year	825,000	-
Balance, end of year	825,000	-

Exploration costs
Balance, beginning of the year	-	-

Additions during the year:
Assaying, testing and analysis	1,125	-
Diamond drilling	495,709	-
Project management and related exploration costs	758,421	-
Transportation and travel	27,635	-

Additions during the year	1,282,890	-

Balance, end of the year	1,282,890	-

Total	$2,107,890	$-

Asankrangwa Gold Belt

The Company entered into a letter agreement dated November 22, 2002 with Goknet Mining Company Limited ("Goknet") whereby the Company has an option to acquire up to an 85% undivided interest in Goknet's Ashanti II Project which is located in the Asankrangwa Gold Belt in South Western Ghana, West Africa. The consideration to this option and joint venture agreement is as follows:

a)	On the effective date of the agreement pay CAD$90,000 and issue 500,000 common shares of the Company (paid and issued during 2003).

b)
On the first anniversary date pay US$100,000 (paid subsequent to December 31, 2003), issue 500,000 common shares (issued during the year ended December 31, 2003) of the Company and have incurred expenditures of US$500,000 (incurred during the year ended December 31, 2003) on the project;

c)	On the second anniversary date, pay US$100,000, issue 750,000 common shares of the Company and have incurred cumulative expenditures of US$1,500,000 on the project; and

d)	On the third anniversary date, issue 1,250,000 common shares of the Company and have incurred cumulative expenditures of US$3,000,000 on the project.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (cont'd…)

The Company will be deemed to have acquired an undivided interest in the project, equivalent to a formula set out in the agreement, commencing with a minimum contribution of 42.5% undivided interest to a maximum of 85% undivided interest in the project.

Within 30 days of the date the Company completes the exercise of the option, Goknet may elect to retain an undivided 15% interest in the project or to convert such interest to a 4% net smelter returns ("NSR") royalty interest. The Company will pay to Goknet advance NSR payments of US$100,000 per year commencing on the date the election to convert to an NSR interest is made, deductible against future NSR payments. The Company may also elect to purchase 50% of Goknet's 4% NSR interest by paying to Goknet US$1,000,000 for 1% or US$2,000,000 for 2%.

The parties have agreed to form a joint venture if Goknet elects to retain an undivided 15% interest or the Company acquired less than an undivided 85% interest.

The TSX-V has accepted the consideration up to the second anniversary of the effective date of the agreement. The share consideration in the third year will be subject to further TSX-V review and approval.

6.	OIL AND GAS PROPERTIES

	2003	2002
Balance, beginning of year	$1	$316,815
Drilling	-	-
Engineering	-	-

	-	316,815
Depletion for the year	-	(4,582)

Write-down during the year	-	(312,232)

Balance, end of year	$1	$1

Little Bow, Alberta

The Company entered into a farm-out letter agreement dated February 1, 2001 with Omax Resources Ltd. whereby the Company was granted an option to acquire a 60% interest in an oil and gas lease. Pursuant to the agreement, the Company agreed to pay 100% of the drilling and abandonment or the drilling, completion and tie-in costs to bring the well to production. During the year ended December 31, 2002, management determined the property to be uneconomical and decided to write down its interest in the oil and gas properties to a nominal value.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

7.	EQUIPMENT

	2003			2002
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Computer equipment	$10,131	$986	$9,145	$2,682	$67	$2,615
Furniture and equipment	8,539	970	7,569	1,023	17	1,006
	$18,670	$1,956	$16,714	$3,705	$84	$3,621

8.	CONVERTIBLE NOTES

On September 21, 2001, the Company issued units consisting of convertible notes in the aggregate principal amount of $605,200 together with 6,052,000 detachable share purchase warrants. The notes were non-interest bearing and were to mature on September 21, 2003. The holders of the convertible notes had the option to convert the notes into common shares of the Company at a conversion price of $0.10 until September 21, 2002 and $0.15 until September 21, 2003.

Each share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.10 per share on or before September 21, 2002 and at a price of $0.15 per share until September 21, 2003.

Using pricing models, the convertible notes were segregated into the respective fair value of their debt and equity components on the date the convertible notes were originally issued. The convertible notes and detachable warrants issued during the year ended December 31, 2001 were segregated into a debt component of $457,619 and an equity component of $147,581.

As of December 31, 2002, all of the notes had been converted to equity.

9.	CAPITAL STOCK

Capital stock transactions

During the year ended December 31, 2001, the following stock transactions occurred:

	a)	The company completed a 5 for 1 share consolidation. As a result, the total number of common shares outstanding was reduced by 2,828,389; and

b)
The Company issued convertible notes with detachable warrants. The equity component related to these securities was $147,581. During the year ended December 31, 2001, $90,000 in convertible notes was converted to 900,000 common shares, resulting in a decrease of $21,955 in the equity component.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

9.	CAPITAL STOCK (cont'd…)

During the year ended December 31, 2002, the following stock transactions occurred:

a)
The Company issued 5,152,000 common shares on the conversion of all outstanding $568,200 in notes payable, resulting in a $125,626 reduction in the equity component of the notes. Related issuance costs totalled $10,494;

	b)	The Company issued 1,250,000 common shares for proceeds of $187,500 on the exercise of warrants; and

	c)	$13,500 was received in advance as partial payment for 250,000 shares to be issued on the exercise of a like amount of warrants. However, the shares were not yet issued as at December 31, 2002.

During the year ended December 31, 2003, the following stock transactions occurred:

	a)	The Company issued 4,982,000 shares on the exercise of warrants for proceeds of $859,801;

	b)	78,333 common shares were issued for proceeds of $19,583 on the exercise of stock options;

c)
The Company issued 7,234,674 common shares on private placements to investors for total proceeds of $3,671,900. Fees and commissions related to these offerings totalled $200,808, resulting in net proceeds to the Company of $3,471,092. In conjunction with these private placements, a total of 4,911,491 share purchase warrants were issued, of which 444,231 were issued to agents in conjunction with finders fees and 4,467,260 were issued to investors.

	d)	1,000,000 common shares were issued at a fair value of $735,000 for mineral property interests; and

	e)	50,000 common shares were issued at a fair value of $35,000 to acquire a subsidiary company (Note 3).

Escrow shares

Included in issued and outstanding shares at December 31, 2003 are 62,083 (2002 – 62,083) common shares that are escrowed shares and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

Stock options

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to its directors, officers and employees to acquire up to 20% of issued and outstanding common stock. The options are for a maximum term of 5 years and vest in three tranches over a period of 1.5 years.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

9.	CAPITAL STOCK (cont'd…)

Stock options (cont'd…)

As at December 31, 2003, the following incentive stock options were outstanding and exercisable:

			Weighted
		Number of	Average		Average Remaining
Number	Exercise	Options	Exercise		Contractual Life
of Shares	Price	Exercisable	Price	Expiry Date

716,667	$ 0.25	716,667	$ 0.25	November 27, 2007	3.91 years
1,205,000	$ 0.70	401,667	$ 0.70	May 23, 2008	4.40 years
100,000	$ 0.70	-	-	August 28, 2008	4.66 years
360,000	$ 0.70	-	-	October 14, 2008	4.79 years
2,381,667		1,118,334

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Options, beginning
of year	795,000	$0.25	-	$-	100,000	$0.15
Granted	1,665,000	0.70	795,000	0.25	-	-
Exercised	(78,333)	0.25	-	-	-	-
Expired/ forfeited	-		-	-	(100,000)	0.15

Options, end of year	2,381,667	$0.56	795,000	$0.25	-	$-

Weighted average fair
value of options granted		$0.14		$0.30		$-

Stock-based compensation

During the year ended December 31, 2003, the Company elected to adopt the fair value method to value stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

9.	CAPITAL STOCK (cont'd…)

Stock-based compensation (cont'd…)

During the year ended December 31, 2002, the Company measured compensation costs using the intrinsic value- based method for employee stock options. Had the compensation costs for the year ended December 31, 2002 been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures for the year ended December 31, 2001 are not required.

2002

Loss for the year as reported	$(506,134)
Compensation expense	(167,228)

Pro forma net loss for the year	$(673,362)

Pro forma basic and diluted loss per common share	$(0.12)

The Company granted 1,665,000 stock options to employees during the year ended December 31, 2003. Accordingly, the stock based compensation recognized, based on the Black-Scholes options pricing model, was $121,093 and was recorded as wages and benefits expense.

The Company granted 100,000 stock options during the year ended December 31, 2002 to third party consultants. Accordingly, the stock-based compensation recognized, based on the Black-Scholes option pricing model, was $30,062 (2001 - $Nil) and was recorded as an engineering consulting expense.

The Company also granted 695,000 stock options during the year ended December 31, 2002 to employees at an exercise price below the share price at the date of granting. Accordingly, the stock-based compensation recognized, based on the intrinsic value was $21,600 (2001 - $Nil) and $20,100 (2001 - $Nil) and was recorded as management fees and wages and benefits, respectively.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2003 and 2002:

	2003	2002

Risk-free interest rate	3.09% - 3.20%	4.39%
Expected life of options	0.5 to 1.5 years	5 years
Stock price volatility	50% - 58%	185.85%
Dividend rate	0.00%	0.00%

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

9.	CAPITAL STOCK (cont'd…)

Warrants

The following share purchase warrants were outstanding at December 31, 2003:

Number	Weighted
of Shares	Average Grant	Exercise Price	Expiry Date
	Date Fair Value

1,519,845	$0.12	$0.85	April 4, 2004

		$.70 during year one and	October 16, 2005
3,211,646	$0.13	$1.00 during year two
4,731,491	$0.13

10.	RELATED PARTY TRANSACTIONS

During the current year, the Company paid or accrued management fees of $81,200 (2002 - $55,600; 2001 -$30,000) to directors and companies controlled by an officer and a director of the Company.

During the current year, the Company paid or accrued $1,543,400 (2002 - $Nil; 2001 - $Nil) with respect to the Company's Ghanaian operations and project management of mineral property exploration activities to a company related by virtue of its having a director who is also an officer of the Company.

Included in convertible notes and equity component of convertible notes at December 31, 2003 is $Nil (2002 - $Nil; 2001 - $205,000) advanced by directors of the Company.

Amounts due from and to related parties are unsecured, non-interest bearing with no specific terms of repayment and accordingly the fair value cannot be determined. These amounts have been advanced for the purposes of working capital between companies with a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported income taxes is as follows:

	2003	2002	2001

Loss for the year	$(1,018,341)	$(506,134)	$(107,768)

Expected income tax expense (recovery)	$(382,896)	$(200,429)	$(47,418)
Non-deductible expenses	22,436	1,017	-
Write-down of oil and gas properties	-	123,644	-
Unrecognized benefit of non-capital losses	360,460	75,768	47,418

Total income taxes	$-	$-	$-

The significant components of the Company's future income taxes assets are as follows:

		2003	2002	2001

	Future income tax assets:
	Non-capital loss carryforwards	$355,000	$260,000	$244,000
	Cumulative exploration and development expenses	617,000	652,000	722,000
	Other	59,000	3,000	-

		1,031,000	915,000	966,000
	Valuation allowance	(1,031,000)	(915,000)	(966,000)

	Net future income tax assets	$-	$-	$-

The Company has non-capital losses of approximately $997,000 available for deduction against future taxable income. These losses, if not utilized, will expire through 2010. Subject to certain restrictions, the Company also has resource expenditures of approximately $3,842,000 available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS The significant non-cash transactions of the Company for the year ended December 31, 2003 consisted of the following:

a)	Purchase of subsidiary company for capital stock valued at	$35,000
b)	Deferred exploration costs for accounts payable of	$151,939
c)	Acquisition of mineral property for common stock valued at	$735,000

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd….)

The significant non-cash transaction of the Company for the year ended December 31, 2002 consisted of the issuing of 5,152,000 common shares at a value of $515,200 upon conversion of convertible notes resulting in an increase to capital stock of $568,200 and a decrease of $442,574 and $125,626 to convertible notes and equity component of convertible notes, respectively.

The significant non-cash transaction for the year ended December 31, 2001 consisted of the Company issuing 900,000 common shares at a value of $90,000 upon conversion of convertible notes resulting in an increase to capital stock of $90,000 and a decrease of $68,045 and $21,955 to convertible notes and equity component of convertible notes, respectively.

13.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, due from related parties, short term investment, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As substantially all of the Company's mining operations are conducted in Ghana, the Company is subject to different considerations and other risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, amongst other things.

14.	COMMITMENT

The Company has entered into an operating lease agreement for office premises. The annual lease commitments under this lease are as follows:

2004	$12,452
2005	12,452

$24,904

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

15.	SEGMENT INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and resource properties in Canada and Africa. Prior to the year ended December 31, 2003, the Company's operations were limited to Canada. For the year ended December 31, 2003, the Company's breakdown geographically was as follows:

	Geographic Information

	Canada	Africa	Totals
Revenues	$-	$-	$-
Long lived assets	16,714	825,000	841,714

16.	SUBSEQUENT EVENTS

Subsequent to year end, the Company:

	a)	Incorporated a wholly owned subsidiary, Adansi Gold Company (Gh) Ltd., under the laws of Ghana, West Africa;

	b)	Granted 350,000 stock options to a director and a consultant entitling the holders thereof to purchase 350,000 common shares exercisable at $0.56 per share over a period of five years;

	c)	Cancelled 318,000 stock options; and

	d)	Paid US$100,000 to Goknet pursuant to the letter agreement dated November 22, 2002 (see Note 5) in relation to the acquisition of the Ashanti II Project located in Ghana, West Africa.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below:

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

	2003			2002

	Balances,		Balances,	Balances,		Balances,
	Canadian		United States	Canadian		United States
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Consolidated balance sheets

Current assets	$2,465,684	$-	$2,465,684	$185,978	$-	$185,978
Due from related parties	43,824		43,824	-	-	-
Mineral property interests and						-
deferred exploration costs	2,107,890	(2,107,890)	-	-	-
Oil and gas properties	1		1	1		1
Equipment	16,714	-	16,714	3,621	-	3,621

Total assets	$4,634,113	$(2,107,890)	$2,526,223	$189,600	$-	$189,600

Total liabilities	$245,523	$-	$245,523	$24,238	$-	$24,238
Capital stock	9,507,438	-	9,507,438	4,878,986	(53,000)	4,825,986
Subscriptions received in advance	-	-	-	13,500	-	13,500
Contributed surplus	698,379	-	698,379	71,762	147,581	219,343
Deficit	(5,817,227)	(2,107,890)	(7,925,117)	(4,798,886)	(94,581)	(4,893,467)

Total liabilities and stockholders'
equity	$4,634,113	$(2,107,890)	$2,526,223	$189,600	$-	$189,600

	2003	2002	2001
Consolidated statements of operations

Net loss, Canadian GAAP	$(1,018,341)	$(506,134)	$(107,768)
Adjustment to mineral property interests and
deferred exploration costs	(2,107,890)	-	-
Accreted interest on conversion of convertible notes	-	(88,337)	(6,244)

Net loss, United States GAAP	$(3,126,231)	$(594,471)	$(114,012)

Basic and diluted loss per share, United States GAAP	$(0.21)	$(0.10)	$(0.04)

Basic and diluted weighted average number of
common shares outstanding, United States GAAP	14,565,562	5,679,999	2,778,635

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

		2003	2002	2001

	Consolidated statements of cash flows

	Cash flows used in operating activities, Canadian GAAP	$(891,748)	$(71,657)	$(107,996)
	Adjustments to mineral properties	(1,220,951)	-	-

	Cash flows used in operating activities,
	United States GAAP	(2,112,699)	(71,657)	(107,996)

	Cash flows provided by financing activities,
	Canadian GAAP and United States GAAP	4,324,937	190,506	483,749

	Cash flows used in investing activities, Canadian GAAP	(2,739,958)	(3,705)	(316,815)
	Adjustments to mineral properties	1,220,951	-	-

	Cash flows used in investing activities,
	United States GAAP	(1,519,007)	(3,705)	(316,815)

	Increase in cash and cash equivalents	693,231	115,144	58,938
	Cash and cash equivalents, beginning of year	174,375	59,231	293

	Cash and cash equivalents, end of year	$867,606	$174,375	$59,231

a)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

	b)	Escrow shares

Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issue price, with no revaluation upon release from escrow. Under United States GAAP, escrow shares which are to be released upon the Company meeting certain performance criteria are considered to be contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding under United States GAAP until they are releasable, and the difference between the fair value of those shares at the time they become releasable from escrow and their original issue price is accounted for as compensation expense. The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2003, 2002 and 2001 were 14,565,562, 5,679,999, and 2,778,635, respectively.

	c)	Convertible notes

Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. Upon conversion of the note, the fair value of the note and the related equity components are transferred to capital stock.

Under United States GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital and offset against the convertible notes. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for United States GAAP purposes, for the years ended December 31, 2003, 2002 and 2001 additional interest expense (including accretion) of $Nil, $88,337 and $6,244, respectively, has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under United States GAAP, also net of accretion to date.

	d)	Stock based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the year ended December 31, 2003 to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended December 31, 2002 and 2001, the company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

	e)	Stock based compensation (cont'd…)

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's consolidated financial statements was not required for the year ended December 31, 2001. New accounting and disclosure standards were introduced under Canadian GAAP (see Note 2) for the fiscal years ending December 31, 2002 and 2003.

There is no difference in stock based compensation expense under Canadian GAAP and United States GAAP for the years ended December 31, 2002 and 2003. During 2001, there were no stock options granted.

	f)	New accounting pronouncements

In July 2001, FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), that requires recording the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in the period the obligation is incurred and can be reasonably estimated. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

In November 2002, FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, while the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002.

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) AS AT DECEMBER 31

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

f)	New accounting pronouncements (cont'd…)

returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Item 18.     FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.     EXHIBITS

3.1	Memorandum and Articles of Incorporation (1)

10.1	Altered Memorandum re Change of Name (1)

10.2	Merger Agreement between the Company and Columbia Hunter Capital Corp. (1)

10.4	Stock Option Plan (1)

23.1	Consent of auditors (1)

23.2	Consent of E.D. Black regarding the using of excerpts of the Technical Report on the Goknet Properties (1)

11.1	Code of Ethics

12.1	Certification of President required by Rule 13a-14(a) or Rule 15d-14(a)

12.2	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1	Certification of the President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) These exhibits were previously filed with the Company’s Form 8K dated October 16, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 23, 2004	PMI VENTURES LTD.

By: /s/ Douglas MacQuarrie /s/
Douglas MacQuarrie President