Form 20-F/A
period 2003-12-31
PMI VENTURES LTD
filed 2004-09-30
CIK 1222108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1 TO ANNUAL REPORT

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

Number of outstanding shares of each of the Company’s classes of capital or common stock as of August 31, 2004: 26,853,967 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes: ☒ No: ☐

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☒ Item 18 ☐

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

	2003	2002	2001	2000	1999
High	$1.5747	$1.6003	$1.6034	$1.5583	$1.5475
Low	$1.3484	$1.5593	$1.4935	$1.4318	$1.4420
Average for Period	$1.4615	$1.5597	$1.5494	$1.4854	$1.4857
End of Period	$1.3484	$1.5593	$1.5928	$1.4995	$1.4433

The exchange rate on August 31, 2004 was $1.3167 .

The high and low exchange rates for the most recent six months are as follows:

	March 2004	April 2004	May 2004	June 2004	July 2004	August 2004
High	1.3476	1.3707	1.3968	1.3623	1.3271	1.3178
Low	1.3079	1.3093	1.3448	1.3539	1.3176	1.3080

Financial Information

The following table sets forth, for the periods indicated, selected financial and operating data for the Company which information was derived from the audited financial statements of the Company which for the years ending December 31, 2002 and 2003 are included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management’s knowledge, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The year end Financial Statements of the Company have been audited by Davidson & Company, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the Financial Statements of the Company.

	Year Ending December 31
	2003	2002	2001	2000
Amounts in Accordance with
Canadian GAAP (presented in
Canadian dollars):	$17,637	$11,188	$5,343	$ 15
Income	$4,634,113	$189,600	$378,953	$6,192
Total Assets	$2,220,161	$161,740	($55,116)	($141,204)
Net working capital	4,388,590	$165,362	($33,346)	($141,204)
Shareholders’ equity	($1,018,341)	($506,134)	($107,768)	$314,668
Loss from operations
Loss per share (basic and
diluted)	($0.07)	($0.09)	($0.04)	$0.11
Weighted average number of
common shares outstanding
basic and diluted)	14,627,645	5,742,082	2,840,718	2,828,390
Amounts in Accordance with
U.S. GAAP (presented in
Canadian dollars):	$2,526,223	$189,600	$378,953	$6,192
Total assets	$2,220,161	$161,740	$55,116	($141,204)
Net working capital	$2,280,700	$165,362	($33,346)	($141,204)
Shareholders’ equity	($3,126,231)	($594,471)	($114,012)	$314,668
Net Loss
Loss per share (basic and
diluted)	($0.21)	($0.10)	($0.04)	$0.11
Weighted average number of
common shares outstanding
(basic and diluted)	4,565,562	5,679,999	2,778,635	2,766,306

The Company has not presented selected financial and operating data for the Company for the year ending December 31, 1999 as such information could not be provided without unreasonable expense to the Company.

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

(4) The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

As none of the Company’s mineral properties currently have ore reserves the Company has no revenues from operations. The Company has limited financial resources. The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments for the next 12 months will be met from the Company’s working capital which as at August 31, 2004 was $334,092 and from additional financing efforts. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

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

The Company is a reporting issuer in the United States and the Provinces of British Columbia, Alberta and Ontario, Canada. The Company’s common stock has been listed for trading on the TSX Venture Exchange (the “Exchange”) for over 10 years under the symbol “ PMV ”. See “Listing Details and Markets”.

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

On March 4, 2004, the Company received assay results from its ongoing drill program on the Fromenda concession.

On April 7, 2004, the Company received assay results from its initial 742 metres of the 2,000 metre drilling program.

On April 8, 2004, the Company announced a best-efforts brokered private placement of 2,727,273 Units of the Company at a price of $0.55 per Unit to raise gross proceeds of $1,500,000. Each Unit was to consist of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.75 per share. The financing was cancelled due to unfavourable market conditions.

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

At the Company’s annual general meeting held on June 25, 2004, Marc Prefontaine did not stand for re-election. Bruno Mosimann was elected to the board of directors of the Company.

On June 29, 2004, the Company commenced a 1,500 metre diamond drilling program on its Ashanti II Gold Project. The Company also granted 2,325,000 stock options to directors, consultants and employees, exercisable at $0.35 per share until June 28, 2009.

On August 11, 2004 the private placement announced in June 2004 was completed from which the Company received gross proceeds of $946,000.

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

The Company received Exchange Approval of the transaction on January 17, 2003.

In May 2004 the Company completed the buyout of the Fromenda Concession. Transfer of the entire interest of Fromenda Limited in the concession was completed in the name of Adansi Gold Company (Gh) Ltd., the 100% owned Ghanaian registered subsidiary of the Company. All necessary governmental approvals have been obtained and the transfer has been completed.

Final consideration paid was US$229,000, comprising the balance of the original purchase price of US$250,000 less quarterly advance payments completed to date, and pursuant to the terms of the underlying agreement between Goknet Mining Company Limited and Fromenda Limited, both of Accra, Ghana.

Upon the full exercise of the Option Agreement between the Company and Goknet, anticipated to occur in January 2006, Goknet would then elect to retain either a 15% joint venture interest in the concession; or a 4% net smelter royalty of which 50% is subject to a buy back option on behalf of the Company. The Government of Ghana retains the right to a 10% non – participating interest.

In June 15, 2004 the Company completed the buyout of the Gemap Concession, one of the eight concessions that comprise the Ashanti II Gold Project. Transfer of the entire interest of Nevsun Resources (Ghana) Limited in the concession was completed in the name of Adansi Gold Company (Gh) Ltd. (subject to previously outlined underlying agreements), the 100% owned Ghanaian registered subsidiary of the Company. All necessary governmental approvals have been obtained and the transfer has been completed. The total consideration paid by the Company was US$50,000.

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

2004 Exploration Work

On January 5, 2004 the Company received further assays from its recent rotary drill program on the Fromenda concession. Significant assays were as follows:

Hole No.	Azimuth	Dip	Length	Intercept		Intercept	Length	AU	Grade
	(deg.)	(deg.)	(m)	From (m)	To (m)	(m)	(ft)	(g/t)	(oz/ton)

03FBRC69	135	-50	66.0	24.0	28.0	4.0	13.1	1.46	0.04
				40.0	52.0	12.0	39.4	2.75	0.08
including				40.0	44.0	4.0	13.1	6.48	0.19
03FBRC70				44.0	45.0	1.0	3.3	1.33	0.04

In February 2004 the Company commenced the next phase of diamond drilling on the Ashanti II Gold Project, Ghana, which consisted of 2,000 metres of diamond drilling; 80 line kilometres of deep sensing 3D IP geophysical surveys; and a significant rotary drill program to follow the IP surveys. Drilling was concentrated primarily on the Fromenda concession.

In March 2004 the Company received its assay results from ten diamond drill holes totalling 742 metres (2,435 ft). The results were as follows:

Fromenda Grid "B" Area
2004 Diamond Drill Program

Drill Hole &	Drill Intercept		Drill Intercept Width		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

04FBDDH07	14.00	23.00	9.00	29.53	8.76	0.26
-50°	63.00	85.65	22.65	74.31	5.65	0.17

In April 2004 the Company received the final assay results from its initial 742 metres of the 2,000 metre diamond drill program. Significant results are as follows:

Hole Number (Grid/Area)	Grid Easting (m)	Grid Northing (m)	Azimuth (Deg)	Dip (Deg)	From (m)	To (m)	Drill Intercept (m)	Drill Intercept (ft)	Assay Au (g/t)	Assay Au (oz/ton)
04FBDDH01 (SZ/North)	867	1700	150	-50	18.00	19.50	1.50	4.92	1.02	0.03
04FBDDH02 (SZ/North)	867	1700	150	-70					NSA*	NSA*
04FBDDH03	1437	1650	135	-45	34.00	35.00	1.00	3.28	2.78	0.08
(SZ/East)					84.00	86.30	2.30	7.55	1.04	0.03
					90.00	92.00	2.00	6.56	1.51	0.04
04FBDDH04 (FB/Parallel)	9520	2010	135	-50	4.88	7.45	2.57	8.43	0.97	0.03
04FBDDH05 (FB/Parallel)	9520	1985	135	-50	5.30	8.00	2.70	8.86	22.99	0.67
04FBDDH06 (FB/Main)	9643	2010	135	-60					NSA*	NSA*
04FBDDH07**	9640	2060	135	-50	14.00	23.00	9.00	29.53	8.76	0.26
(FB/Main)					63.00	85.65	22.65	74.31	5.65	0.17
04FBDDH08 (FB/Main)	9730	2220	135	-90	15.00	16.40	1.40	4.59	3.31	0.10
04FBDDH09 (FB)	9720	1760	135	-50					NSA*	NSA*
04FBDDH10	9715	1785	135	-50	26.21	27.74	1.53	5.02	2.10	0.06
(FB)					36.88	39.93	3.05	10.01	1.36	0.04

Note:	* NSA= No Significant Assays
** Previously disclosed

An initial work program was also completed on the three Switchback concessions and further work consisting of reconnaissance IP, detail soil grids and limited trenching is ongoing.

In May 2004 the Company received final assays for the first eight holes of the program, of which three holes were drilled to test strong anomalies located along the eastern margin of the Fromenda concession. Strong disseminated sulphide mineralization in tuffaceous sediments was intersected and account for the observed IP responses. No significant gold assays were obtained.

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

As at August 31, 2004, the Company has the following securities issued and outstanding: (i) 26,853,967 common shares; (ii) 5,018,217 share purchase warrants; and (iii) 3,591,667 stock options.

The Company is in the exploration stage on its mineral properties and therefore has no regular cash flow. The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments for the next 12 months will be met from the Company's working capital which as of August 31, 2004 is Cdn$334,092 plus anticipated additional equity financings. The Company expects that these funds will be expended as follows:

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

Not applicable

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of Contractual Obligations

Not applicable

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of August 31, 2004 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Douglas MacQuarrie	51	President, Director formerly Vice President of Exploration	N/A	N/A
Len Dennis	49	Director, formerly Secretary and Vice-President, Corporate Relations	PMI Ventures Ltd. CHC Helicopters International Ltd.	Director Director
Bruno Mosimann	59	Director	DRC Resources Corp. Relay Mines Ltd. U-Twin Holdings Inc.	Vice-President Director Director
Kim Evans	33	Secretary	Lysander Minerals Corporation	Secretary since 2002

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

Bruno Mosimann – Director

Mr. Mosimann became a director of the Company on June 24 2004. He is an investment manager, resident in Switzerland. He has been vice-president of DRC Resources Corp. since September 2000, a director or Relay Mines Ltd. since February 2001, and a director of U-Twin Holdings Inc. since November 2002.

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

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Arthur T. Fisher, Former President(2)	2003 2002 2001	61,700 3,000(3) N/A	Nil Nil N/A	Nil Nil N/A	435,000(4) 200,000(4) N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Laurie W. Sadler, former President(5)	2003 2002 2001	19,500(6) 31,000(6) 30,000(6)	Nil Nil Nil	Nil Nil Nil	295,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	As freestanding SAR’s have not been granted under the stock option plan, the number of shares relate solely to stock options.
(2)	Arthur T. Fisher was appointed President of the Company on November 6, 2002 and served as such until his death on January 23, 2004.
(3)	This amount was paid or accrued through a management company for services provided to the Company.
(4)	A total of 190,000 options granted to Arthur T. Fisher in 2002 and 2003 did not vest and were cancelled in 2004; the remaining 445,000 options expired on July 23, 2004.
(5)	Laurie Sadler was appointed President of the Company on April 10, 2000 and resigned as President of the Company on November 6, 2002. Mr Sadler was reappointed as the interim President on January 26, 2004 and resigned on June 8, 2004.
(6)	These amounts were paid or accrued through a management company for services provided to the Company.

Options and Stock Appreciation Rights (SARs)

The Company has not issued any SARs

A total of 730,000 stock options were granted to the Executive Officers during the most recently completed financial year.

The Company has in place a Stock Option Plan whereby a total of 4,695,079 shares or 20% of the issued shares of the Company are reserved for issuance pursuant to the exercise of options. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The following information is intended as a brief description of the Stock Option Plan:

  The maximum number of shares that may be issued, from time to time, upon the exercise of stock options granted under the Stock Option Plan shall not exceed 4,695,079 or up to 20% of the Company’s then issued shares, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the

Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

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

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees	%Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Arthur T. Fisher	300,000 135,000	18.02% 8.11%	0.70 0.70	0.68 0.69	July 23, 2004(2) July 23, 2004(2)
Laurie Sadler	200,000 95,000	12.01% 5.71%	0.70 0.70	0.68 0.69	May 23, 2008(3) Oct 14, 2008(3)

(1)	As freestanding SARs have not been granted under the stock option plan, the number of shares relate solely to stock options.
(2)	A total of 190,000 options granted to Arthur T. Fisher during 2002 and 2003 did not vest and were cancelled in 2004; the remaining 245,000 options expired on July 23, 2004.
(3)	As Laurie Sadler resigned as the President on June 8, 2004, these options expired on July 8, 2004.

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

C. Board Practices

The Board of Directors of the Company is currently comprised of Douglas R. MacQuarrie, Len Dennis and Bruno Mosimann . Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. MacQuarrie, Dennis and Mosimann . This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

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

E. Share Ownership

The following table lists as of August 31, 2004, the direct and indirect share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held(1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
Douglas MacQuarrie	192,500	<1%	100,000 200,000 300,000	Nil	$0.25 $0.45 $0.30	Nov. 27, 2007 May 23, 2008 June. 28, 2009
Len Dennis	84,884	<1%	10,000 90,000 25,000 143,750	Nil	$0.25 $0.45 $0.45 $0.30	Nov 27, 2007 May 23, 2008 Oct 14, 2008 June. 28, 2009
Bruno Mosimann	Nil	N/A	500,000	Nil	$0.30	June. 28, 2009
Kim Evans	14,278	<1%	46,667 100,000 35,000 7,639 7,639 143,750	Nil	$0.25 $0.45 $0.45 $0.45 $1.00 $0.30	Nov 27, 2007 May 23, 2008 Oct 14, 2008 Oct 16, 2004 Oct 16, 2005 June. 28, 2009

(1) The percentage ownership is based on 26,853,967 shares outstanding as of August 31, 2004.

Item 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of August 31, 2004 to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
CDS & Co. (1)	21,775,414	81%

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

Item 9.     THE LISTING

The Common Shares of the Company are listed on the Exchange under the symbol “PMV”. The following table sets out the market price range of the Common Shares on the Exchange for each full quarterly period within each of the calendar years indicated:

Market Prices	High ($)	Low ($)	Volume
Annual High and Low
2003	1.08	0.42	23,076,501
2002	0.77	0.03	2,786,209
2001	0.15	0.03	610,000
2000	0.05	0.01	613,000
1999	0.05	0.01	2,855,425
1998	0.36	0.02	5,162,105

Market Prices	High ($)	Low ($)	Volume
Quarterly High and Low

1st Quarter – 2004	0.77	0.50	8,121,299
2nd Quarter – 2004	0.59	0.20	4,118,360

1st Quarter – 2003	0.86	0.55	2,033,701
2nd Quarter – 2003	0.75	0.46	861,511
3rd Quarter – 2003	0.77	0.42	6,147,825
4th Quarter – 2003	1.08	0.61	14,033,464

1st Quarter – 2002	0.12	0.07	74,704
2nd Quarter – 2002	0.09	0.04	44,960
3rd Quarter – 2002	0.10	0.03	1,222,944
4th Quarter – 2002	0.77	0.06	1,425,601

1st Quarter – 2001	n/a	n/a	n/a (1)
2nd Quarter – 2001	n/a	n/a	n/a (1)
3rd Quarter – 2001	0.15	0.10	2,000
4th Quarter – 2001	0.10	0.03	608,000
Most Recent Six Months

March 2004	0.71	0.55	2,677,406
April 2004	0.57	0.35	1,811,209
May 2004	0.38	0.205	1,455,522
June 2004	0.34	0.21	862,629
July 2004	0.30	0.23	568,822
August 2004	0.26	0.18	551,740

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

C. Markets

The Company’s Common Shares are listed and traded in Canadian dollars on the TSX Venture Exchange under the symbol “PMV”.

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

Item 18.     FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.     EXHIBITS

3.1	Memorandum and Articles of Incorporation (1)

10.1	Altered Memorandum re Change of Name (1)

10.2	Merger Agreement between the Company and Columbia Hunter Capital Corp. (1)

10.4	Stock Option Plan (1)

23.1	Consent of auditors (1)

23.2	Consent of E.D. Black regarding the using of excerpts of the Technical Report on the Goknet Properties (1)

11.1	Code of Ethics (2)

12.1	Certification of President required by Rule 13a-14(a) or Rule 15d-14(a)

12.2	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1	Certification of the President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) These exhibits were previously filed with the Company’s Form 8K dated October 16, 2003.
(2) These exhibits were previously filed with the Company’s Form 20-F filed June 29, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: August 31, 2004	PMI VENTURES LTD.

By: /s/ Douglas MacQuarrie /s/
Douglas MacQuarrie President